Kingsway Financial Services Inc. Second Quarter Report to Shareholders For the quarter ended June 30, 2011

Kingsway Financial Services Inc.	Page 1

Table of Contents:

Management Discussion and Analysis

Kingsway Financial Services Inc.’s Management Discussion and Analysis	3

Non-IFRS Financial Measures	3

Date of MD&A	3

Adoption of International Financial Reporting Standards	4

Acquisitions	6

Discontinued Operations	7

Change in Ownership	7

Second Quarter Results	8

Balance Sheet	12

Contractual Obligations and Related Contingencies	14

Liquidity and Capital Resources	14

Critical Accounting Estimates And Assumptions	15

Related Party Transactions	15

Disclosure of Outstanding Share Data	16

Summary of Quarterly Results	16

Supplementary Financial Information from Continuing Operations	16

Risk Factors	17

Internal Controls over Financial Reporting and Disclosure Controls & Procedures	17

Forward Looking Statements	17

Additional Information	17

Kingsway Financial Services Inc.	Page 2

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Kingsway Financial Services Inc.’s Management Discussion and Analysis

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with:(i) Kingsway Financial Services Inc.’s (“Kingsway” or the “Company”) unaudited interim consolidated financial statements as at and for the three and six months ended June 30, 2011 together with accompanying notes, which have been presented in accordance with International Financial Reporting Standards (“IFRS”). This MD&A should also be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2010, which were prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) set out on pages 50 to 102 in the Company’s 2010 Annual Report, and the annual MD&A for fiscal 2010 set out on pages 2 to 42 in the Company’s 2010 Annual Report, including the section on risk factors.

The Company’s financial results contained herein are reported in U.S. dollars unless otherwise indicated and have been derived from financial statements prepared in accordance with IFRS.

As required by the Canadian Accounting Standards Board, the Company adopted IFRS as its financial reporting framework effective for its fiscal year beginning January 1, 2011. The transition date to IFRS is January 1, 2010 and accordingly all prior period results and balances in the financial statements and the MD&A are restated from Canadian GAAP to comply with IFRS.  Refer to the “Adoption of International Financial Reporting Standards” section below for a discussion of the impact of adopting IFRS.

Non-IFRS Financial Measures

The Company uses both IFRS and certain non-IFRS financial measures to assess performance. Securities regulators require that companies caution readers about non-IFRS financial measures that do not have a standardized meaning under IFRS and are unlikely to be comparable to similar measures used by other companies. Kingsway, like many insurance companies, analyzes performance based on underwriting ratios such as combined, expense and loss ratios. The loss ratio is derived by dividing the amount of net claims incurred by net premiums earned. The expense ratio is derived by dividing the sum of commissions and premium taxes and general and administrative expenses by net premiums earned. The combined ratio is the sum of the loss ratio and the expense ratio. A combined ratio below 100% demonstrates underwriting profit whereas a combined ratio over 100% demonstrates an underwriting loss. We believe that consistently delivering an underwriting profit is a key measure of performance of the underwriting business of a property and casualty insurance company. Although there is not a property and casualty industry defined standard that is consistently applied in calculating these ratios, the Company has historically included costs such as corporate office expenses and excluded premium finance revenues whereas other public companies have done otherwise in the calculation of their expense and combined ratios. Readers are therefore cautioned when comparing the Company’s combined ratios to those of other public companies as they may not have been calculated on a comparable basis.

Date of MD&A

Unless otherwise noted, the information contained in this MD&A is based on information available to management as of August 12, 2011.

Kingsway Financial Services Inc.	Page 3

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The Canadian Accounting Standards Board requires all publically accountable companies to present their financial statements in accordance with IFRS as the replacement for Canadian GAAP for fiscal years beginning on or after January 1, 2011. Accordingly, the consolidated financial statements of the Company for the year ending December 31, 2011, will be prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). These unaudited consolidated financial statements were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, (“IAS 34”) and are using the accounting policies which the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2011 based on currently effective standards.

The Company has also presented the following consolidated financial statements prepared on an IFRS basis together with reconciliations to previously reported amounts prepared on a Canadian GAAP basis:

As at January 1, 2010 (transition date to IFRS) and June 30, 2010 and December 31, 2010:

Balance sheets

For the three and six months ended June 30, 2010 and the year ended December 31, 2010:

Statements of Operations

Statements of Comprehensive Income

For the six months ended June 30, 2010 and the year ended December 31, 2010:

Statements of Changes in Shareholders’ Equity

Statements of Cash Flows

As permitted by the U.S. Securities and Exchange Commission (“SEC”), the Company is not required to provide a reconciliation of its IFRS reported results to U.S. generally accepted accounting principles in its annual consolidated financial statements filed with the SEC.

The IFRS consist of the International Financial Reporting Standards and International Accounting Standards (“IAS”) issued or adopted by the IASB together with interpretations issued or adopted by the International Financial Reporting Interpretations Committee (“IFRIC”) or its predecessor organization the Standards Interpretations Committee (“SIC”). IFRS is based on a conceptual framework similar to that of Canadian GAAP, but there are differences in recognition, measurement, and disclosure which have been identified and have been addressed in the course of implementing IFRS.

In preparation for adoption of IFRS, beginning in November 2008, an IFRS Project Charter and Plan, approved by the Audit Committee, were implemented.  All activities required to adopt IFRS were substantially completed in March 2011.

Note 2 in the unaudited consolidated financial statements for the three and six months ended June 30, 2011 and 2010 contains a summary of the accounting policies that were consistently applied in preparation of the consolidated financial statements for all periods presented therein.

The following describes the impact of adopting IFRS on the Company’s financial position and results of operations.

IFRS 1, First-time Adoption of International Financial Reporting Standards, (“IFRS 1”)

IFRS 1 provides guidance on adoption of IFRS from previously followed generally accepted accounting principles and generally requires that all IFRS in effect at the end of the first IFRS annual reporting period be applied retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits certain optional exemptions to full retrospective application of standards in effect on the initial reporting date.  In addition, this standard requires that its provisions be applied to the first annual IFRS financial statements as well as each interim financial report that is presented in accordance with IAS 34.

Mandatory Exceptions

The following mandatory exception was applied prospectively at January 1, 2010, the transition date.

Hindsight has not been used to revise estimates made under Canadian GAAP and accordingly estimates previously made are consistent with their application under IFRS. The other mandatory exceptions are not applicable to the Company.

Kingsway Financial Services Inc.	Page 4

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Optional Exemptions

The following optional exemptions that have an impact on the Company’s financial position at the transition date have been applied prospectively:

a)  IFRS 3, Business Combinations, (“IFRS 3”)

The Company has elected to apply IFRS 3 prospectively to business combinations from the transition date of January 1, 2010.  The classification and measurement of past business combinations have been based on acquisition date values and the goodwill carrying amount has been based on Canadian GAAP, subject to additional considerations under IFRS 1, Appendix B.

b) Cumulative translation differences

IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. The Company has elected to deem all cumulative translation differences in the amount of $14.8 million to zero on the transition date to IFRS and the transition date will be the reference point for future foreign entity disposals.

c)  Designation of previously recognized financial instruments

The Company has elected to measure its interest-bearing debt as at fair value, which is recorded as unrealized gain (loss) on fair value of debt in the statement of operations.  Interest-bearing debt includes:

•	Senior unsecured debt:

o	7.5% senior notes due 2014

o	6% senior unsecured debentures due 2012

•	LROC preferred units

•	Subordinated trust preferred debt

The debt instruments listed above had been measured at amortized cost under Canadian GAAP. The fair value election reduces an accounting mismatch in the Company’s statement of financial position because (a) the Company’s investment portfolio, largely consisting of interest-bearing bonds, shares interest rate risk with the Company’s interest-bearing debt, is classified as available for sale and is measured at fair value and (b) the Company manages and evaluates interest-bearing debt on the basis of its fair value. As a result, a previously unrecognized gain of $165.1 million is recognized at the transition date in retained deficit, which is reduced to a $50.1 million gain as of December 31, 2010, due to significant buy-back of debt instruments during 2010 as well as an increase in the Company’s debt fair value per unit during 2010.  The per unit debt fair value has increased during 2010 as the debt nears maturity and also due to significant buy-backs.

d) Share-based payments

Awards granted under the Company’s stock option plan provide for graded vesting, whereby employees vest in the options over a period of time, generally 4 years.  IFRS 2, Share-Based Payments, (“IFRS 2”) requires that in such cases each vesting tranche is treated as a separate grant resulting in accelerated expense recognition.  Accordingly nil and $0.5 million has been charged to retained deficit as of the transition date and December 31, 2010 respectively, with a corresponding increase in contributed surplus as additional compensation expense.

e) Other exemptions

The Company has also elected to apply the following IFRS 1 exemptions prospectively on the transition date. There is no impact to the financial statements on adoption of these IFRS 1 elections.

•	IFRS 4, Insurance Contracts. The transitional provisions of the standard have been adopted.

•	IFRS 2 requirements for equity settled share-based payments related to options expected to vest will be estimated at the grant date and adjusted periodically beginning with the transition date.

•
Investments in Subsidiaries, Jointly Controlled Entities and Associates. Investment in subsidiaries will be based on Canadian GAAP carrying values as the deemed cost under IFRS in the separate financial statements issued on or after transition date.

Kingsway Financial Services Inc.	Page 5

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

The following describes the impact on the Company’s accounting and reporting policies on adoption of IFRS:

a) IAS 27, Consolidated and Separate Financial Statements, (“IAS 27”)

In July 2005, Kingsway Linked Return of Capital Trust (“KLROC Trust”), KL LP, Kingsway Note Trust (“KN Trust”), Kingsway ROC GP (“ROC GP”) and Kingsway ROC LLC (“ROC LLC”) were formed in order to provide investors with exposure to a note payable by Kingsway America Inc. (“KAI”) and to provide KAI with financing. The Company was a promoter of these entities. KLROC Trust issued 3,120,000 preferred units at Canadian $25 per unit in an initial public offering (LROC units). The net proceeds after issuance costs were used to purchase the note payable by KAI. Prior to June 30, 2010, these entities were considered variable interest entities (“VIE”) under Canadian GAAP, but the Company was not considered to be the primary beneficiary. The financial statements of these entities were not consolidated, and the Company accounted for its investments in them using the equity method. In July 2010, the Company purchased additional LROC units and beneficially owns and controls 74.8% of the issued and outstanding LROC units.  The Company determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of the other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP.

IAS 27 and SIC-12, Consolidation – Special Purpose Entities, (“SIC-12”) do not have a concept of VIE and require that a parent consolidate its investments in subsidiaries using the control model where the parent obtains the benefits from the subsidiaries activities. The Company has determined that, under IFRS, these entities were formed under trust agreements that strictly control their activities and the Company obtains the benefits of their activities. Accordingly under IFRS, the Company has consolidated the financial statements of KLROC Trust, which includes the accounts of the other aforementioned entities, beginning January 1, 2010, the IFRS transition date.

b) IFRS 4, Insurance Contracts, (“IFRS 4”)

IFRS 4 allows insurers adopting IFRS to continue with their existing accounting policies. IFRS also permits entities to continue to apply their existing policies for measuring insurance liabilities, subject to a liability adequacy test. Based on the qualitative and quantitative assessment, there is no significant impact of the adoption of IFRS 4.

IFRS 4 introduces new disclosures, which will be included in the Company’s annual consolidated financial statements as at and for the year ending December 31, 2011. These disclosures include insurance risk sensitivity analysis showing the estimated impact on income and equity resulting from changes in relevant risk variables and assumptions used in preparing the analysis.  New disclosures also include concentration of insurance risk, detailing management’s basis of determining insurance risk concentration. IFRS 4 does not permit off-setting of insurance liabilities against related insurance assets nor income and expenses to be offset from reinsurance amounts.

c) IAS 36, Impairment of Assets, (“IAS 36”)

IAS 36 requires the recoverable amount of an asset to be measured whenever there is an indication that the asset may be impaired. In addition, the standard also requires that intangible assets with indefinite lives and goodwill be tested for impairment annually, by comparing the carrying value with the recoverable amount irrespective of whether there is an indication of impairment. Under Canadian GAAP, an evaluation is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

At December 31, 2010, Kingsway had intangible assets and goodwill with carrying values of $40.7 million and $3.3 million, respectively. The Company has performed the impairment test at December 31, 2010 for intangible assets and goodwill based on IAS 36 requirements and has concluded that no impairment provision is warranted. Going forward, the Company will perform the annual impairment test for intangible assets and goodwill at year end or whenever there is an indication that the asset may be impaired.

d) IFRS 2, Share-Based Payments, (“IFRS 2”)

IFRS 2 requires that forfeitures of equity settled share-based payments which have been granted, are estimated at date of grant and re-estimated each period based on actual experience to determine the compensation expense over the vesting period. The Company has changed its method which was based on actual forfeitures at period end over the vesting period. The estimated periodic compensation expense may differ from the prior accounting policy.

ACQUISITIONS

On January 4, 2010, the Company and its subsidiary, KAI, acquired certain assets of Itasca Financial, LLC (“Itasca”), a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and current Chief Executive Officer and President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments (refer to note 14 for additional details). Goodwill of $2.5 million was recognized related to the purchase.

Kingsway Financial Services Inc.	Page 6

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Effective June 30, 2010, the Company made an investment in JBA Associates, Inc. (“JBA”) for approximately $16.3 million, following which the Company has a 100% interest in JBA. JBA is a managing general agency based in New Jersey that specializes in assigned risk automobile insurance. The acquisition allows the Company to benefit from its institutional knowledge of non-standard automobile and assigned risk business and expand in the agency market. Goodwill of $0.5 million was recognized related to the purchase. An intangible asset was recognized related to the purchase of JBA of $11.7 million related to retention of buyout customers and contract renewals. Subsequent to the acquisition, JBA was renamed Assigned Risk Solutions, Ltd. (“ARS”).

DISCONTINUED OPERATIONS

During 2010, the Company disposed of:

•	Jevco Insurance Company (“Jevco”);

•	American Country Insurance Company (“American Country”); and

•	American Service Insurance Company, Inc. (“American Service”).

For further information on the Company refer to the Corporate Overview on pages 3 to 5 of the 2010 Annual Report.

Each of the operations above is considered to be discontinued operations and is recorded as such in the statement of operations under the item “Loss from discontinued operations, net of taxes”. In this Management Discussion and Analysis, unless otherwise disclosed, only continuing operating activities of Kingsway are included.

CHANGE IN OWNERSHIP

On March 30, 2011, KAI sold all of the issued and outstanding shares of its wholly owned subsidiary Hamilton Risk Management Company (“Hamilton”) and its subsidiaries, including Kingsway Amigo Insurance Company, to HRM Acquisition Corp., a wholly owned subsidiary of Acadia Acquisition Partners, L.P. (“Acadia”), in exchange for a $10.0 million senior promissory note due March 30, 2014, a $5.0 million junior promissory note due March 30, 2016, and a Class B partnership interest in Acadia, representing a 40% economic interest. As of June 30, 2011, certain HRM management and an independent third party hold Class A partnership interests in Acadia representing an 11% and 49% economic interest, respectively. KAI is acting as the general partner of Acadia. As general partner, KAI has control of the policies and financial affairs of Hamilton, therefore, Kingsway has continued to consolidate the financial statements of Hamilton. During the second quarter of 2011, HRM Acquisition Corp. merged into Hamilton.

Kingsway Financial Services Inc.	Page 7

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

SECOND QUARTER RESULTS

The following information throughout the MD&A presents the financial results as continuing operations unless otherwise specifically stated as discontinued operations.

The following table presents the Company’s sources of net loss and combined ratios for the three months and six months ended June 30, 2011 and 2010:

	Three months ended June 30:			Six months ended June 30:
(in millions of dollars except per share values)	2011	2010	Change	2011	2010	Change
Gross premiums written	$32.0	$50.2	(36.3)%	$74.4	115.0	(35.3)%
Underwriting loss – Underwriting segment	(9.5)	(5.6)	(69.6)%	(19.2)	(22.5)	14.7%
Gross margin – Agency and Non-underwriting and Corporate and Other segments	(4.3)	(9.8)	56.1%	(7.1)	(24.3)	70.8%
Investment income	1.2	2.7	(55.6)%	2.2	5.4	(59.3)%
Net realized gains	-	0.2	(100.0)%	-	0.5	(100.0)%
Unrealized gain (loss) on fair value of debt	11.2	(13.2)	184.8%	8.6	(81.7)	110.5%
Share of loss of associate	(0.7)	-	n/m	(0.7)	-	n/m
Miscellaneous (loss) income	(1.1)	9.1	(112.1)%	(2.0)	6.6	(130.3)%
Gain (loss) on buy-back of debt	0.5	(0.3)	266.7%	0.5	3.0	(83.3)%
Interest expense	1.8	3.7	(51.4)%	3.7	8.7	(57.5)%
Amortization of intangibles	0.2	1.9	(89.5)%	0.8	3.4	(76.5)%
Income tax expense (benefit)	0.3	(0.3)	200.0%	(0.1)	(3.0)	96.7%
Loss from continuing operations	(4.9)	(22.2)	77.9%	(22.0)	(117.6)	81.3%
Net loss	(4.9)	(33.6)	85.4%	(23.3)	(113.8)	79.5%
Diluted loss per share - continuing operations	(0.09)	(0.43)	79.1%	(0.42)	(2.26)	81.4%
Diluted loss per share - net loss	(0.09)	(0.64)	85.9%	(0.45)	(2.19)	79.5%
Book value per share	2.40	2.78	(13.7)%	2.40	2.78	(13.7)%
Combined ratio	146.4%	130.2%	16.2%	143.8%	139.6%	4.2%
n/m- not meaningful

Premiums

	Three months ended June 30:			Six months ended June 30:
(in millions of dollars)	2011	2010	Change	2011	2010	Change
Gross premiums written	$32.0	50.2	(36.3)%	$74.4	115.0	(35.3)%
Net premiums written	$29.6	47.6	(37.8)%	$69.8	110.0	(36.5)%
Net premiums earned	$42.6	57.0	(25.3)%	$88.2	118.1	(25.3)%

Kingsway Financial Services Inc.	Page 8

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

The following table provides a breakdown of gross premiums written by line of business:

	Three months ended June 30:				Six months ended June 30:
(in millions of dollars)	2011		2010		2011		2010
Non-Standard Automobile	$27.3	85.3%	$46.0	91.6%	$65.1	87.5%	$105.6	91.8%
Property (including liability)	2.1	6.6%	2.0	4.0%	4.1	5.5%	3.9	3.4%
Total Personal	$29.4	91.9%	$48.0	95.6%	$69.2	93.0%	$109.5	95.2%
Commercial	2.6	8.1%	2.2	4.4%	5.2	7.0%	5.5	4.8%
Total Gross Premiums Written	$32.0	100.0%	$50.2	100.0%	$74.4	100.0%	$115.0	100.0%

Gross premiums written decreased by 36.3% in the second quarter to $32.0 million (35.3% to $74.4 million year to date) from $50.2 million in the second quarter last year ($115.0 million prior year to date). The significant reduction in premium volume across all segments is a reflection of the Company’s strategy of discontinuing certain lines of business and terminating unprofitable business.

The Company reported decreases in gross premiums written in the major lines of business. Non-standard automobile decreased by 40.7% (38.4% year to date) in the second quarter compared to the same period last year reflecting the Company’s decision to terminate unprofitable business and exit certain lines of business. Non-standard automobile continues to be the Company’s primary line of business, accounting for 85.3% of gross premiums written for the three months ended June 30, 2011 (87.5% year to date) compared to 91.6% for the three months ended June 30, 2010 (91.8% prior year to date).

Investment Income

	Three months ended June 30:			Six months ended June 30:
(in millions of dollars)	2011	2010	Change	2011	2010	Change

Investment income	$1.2	$2.7	(55.6)%	$2.2	$5.4	(59.3)%

For the three months ended June 30, 2011, investment income, excluding net realized gains, was $1.2 million compared to $2.7 million for the same quarter of 2010, a 55.6% decrease (59.3% decrease to $2.2 million compared to $5.4 million year to date). The decrease in investment income was primarily a result of decline in interest income on the fixed income securities portfolio due to lower yields as well as the smaller size of the portfolio as a result of reduction in premiums written.

Net Realized Gains

The table below presents a summary of the net realized gains for the three months and six months ended June 30, with comparative figures:

	Three months ended June 30:			Six months ended June 30:
(in millions of dollars)	2011	2010	Change	2011	2010	Change
Fixed income investments	$-	$0.2	(100.0)%	$-	$0.5	(100.0)%

For the three months ended June 30, 2011, realized gains on sales from the securities portfolio were nil compared to net realized gains of $0.2 million for the three months ended June 30, 2010 (nil compared to $0.5 million prior year to date).

Kingsway Financial Services Inc.	Page 9

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Underwriting Results - Underwriting Segment

	Three months ended June 30:			Six months ended June 30:
(in millions of dollars)	2011	2010	Change	2011	2010	Change
Underwriting loss	$(9.5)	$(5.6)	(69.6)%	$(19.2)	$(22.5)	14.7%
Combined ratio	122.4%	109.9%	12.5%	121.8%	119.0%	2.8%
Expense ratio	35.4%	30.8%	4.6%	32.7%	34.9%	(2.2)%
Loss ratio	87.0%	79.1%	7.9%	89.1%	84.1%	5.0%

The underwriting loss for the Underwriting segment was $9.5 million for the quarter ($19.2 million year to date) compared to a loss of $5.6 million in the same quarter last year ($22.5 million prior year to date). The underwriting results for the quarter ended June 30, 2011 continue to be negatively affected, though to a lesser extent than during the prior year period, by the performance of lines of business and programs which the Company has previously terminated. The Company continues to address its performance issues in its go-forward markets through rate and policy form actions; reductions in new business writings; claim department initiatives; and personnel changes.

Unrealized Gain (Loss) on Fair Value of Debt

The unrealized gain on fair value of debt amounted to $11.2 million for the quarter ($8.6 million year to date) compared to an unrealized loss of $13.2 million in the same quarter last year ($81.7 million prior year to date), primarily due to decline in fair value of subordinated indebtedness. The Company has elected to record its debt instruments at fair value, the details of which are explained in the Adoption of International Financial Reporting Standards section above.

Development on Unpaid Claims

Three months ended June 30:			Six months ended June 30:
(in millions of dollars)	2011	2010	2011	2010
Unfavourable change in estimated unpaid claims for prior accident years (Note 1):	$(2.1)	$(2.7)	$(1.7)	$(7.8)
As a % of net premiums earned (Note 2):	4.9%	4.7%	1.9%	6.6%
As a % of unpaid claims (Note 3):	1.2%	0.7%	1.0%	2.1%

Note 1 – (Increase) decrease in estimates for unpaid claims from prior accident years reflected in current financial year results

Note 2 - Increase (decrease) in current financial year reported combined ratio

Note 3 - Increase (decrease) compared to estimated unpaid claims at the end of the preceding fiscal year

The Company experienced estimated net unfavourable unpaid claims development of $2.1 million for the quarter ($1.7 million year to date) resulting in an increase of 4.9% to the combined ratio for the quarter (1.9% year to date) compared with estimated net unfavourable unpaid claims development of $2.7 million in the same quarter last year ($7.8 million prior year to date). The unfavourable development in the quarter was primarily generated by the non-standard automobile and commercial lines of business.

During 2010, the Company moved responsibility for evaluating and setting reserves to an internal process, with the objective of increasing consistency and accountability relating to variability of reserves. Reserves were evaluated on a quarterly basis by the Company’s actuaries, with the results then shared with management, which was responsible for the final setting of reserves.

In the year-end full actuarial review process, a loss and loss adjustment expense reserve analysis is completed for each insurance subsidiary.  Unpaid claims reserves, allocated loss adjustment expense reserves and unallocated loss adjustment expense reserves are separately analyzed by segment, line of business or coverage by accident year. A wide range of actuarial methods are utilized in order to appropriately measure ultimate loss and loss adjustment expense costs.  Many of these methods are designed to properly address changes in claims settlement rate, changes in case reserve adequacy and other operational changes.  These methods include Paid Loss Development, Incurred Loss Development, Paid Bornhuetter-Ferguson, Incurred Bornhuetter-Ferguson, Berquist-Sherman Paid Method, Berquist-Sherman Reported and frequency-severity method. Reasonability tests such as average outstanding reserves, ultimate loss trends and ultimate allocated loss adjustment expense to ultimate loss are also performed prior to selection of ultimate losses. Reserves are indicated by segment, line of business or coverage and are separated into case reserves, Incurred But Not Reported (“IBNR”) reserves and unallocated loss adjustment expense reserves.

Kingsway Financial Services Inc.	Page 10

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Expenses

General and administrative expenses decreased 8.9% (13.1% year to date) to $19.4 million in the second quarter of 2011 ($36.6 million year to date) from $21.3 million ($42.1 million year to date) for the same period last year. This decline in general and administrative expenses is primarily the result of the Company’s cost saving initiatives and resizing of its operations. Commissions and premium taxes declined 13.8% to $6.9 million in the second quarter of 2011 from $8.0 million for the same period last year (decline of 31.6% year to date to $14.3 million from $20.9 million prior year to date) due to significantly reduced premium volumes.

Interest Expense

Interest expense on external debt decreased 51.4% to $1.8 million in the second quarter of 2011, as compared to $3.7 million reported for the same period last year (decrease of 57.5% year to date to $3.7 million from $8.7 million prior year to date) due to reduction in outstanding external debt of the Company as a result of debt buy-back activities.

Gain (Loss) on Buy-Back of Debt

During the second quarter of 2011, Kingsway 2007 General Partnership purchased and cancelled $11.2 million par value of its senior unsecured debentures with a carrying value of $11.1 million for $10.6 million recording a gain of $0.5 million.  During the second quarter of 2010, KAI and Kingsway 2007 General Partnership purchased and cancelled $10.8 million ($95.6 million prior year to date) par value of its senior unsecured debentures with a carrying value of $9.0 million ($82.0 million prior year to date) for $9.3 million ($79.0 million prior year to date) recording a loss of $0.3 million (gain of $3.0 million prior year to date).

Income Taxes

Income tax expense on continuing operations for the second quarter was $0.3 million (benefit of $0.1 million year to date) compared with benefit of $0.3 million for the same quarter last year (benefit of $3.0 million prior year to date). An increase of $1.8 million in the valuation allowance was recorded in income tax expense in the current quarter.

Loss from Continuing Operations and Loss Per Share – Continuing Operations

In the second quarter of 2011, the Company reported a loss from continuing operations of $4.9 million ($22.0 million year to date), compared to a loss from continuing operations of $22.2 million in the second quarter of last year ($117.6 million prior year to date). Diluted loss per share was $0.09 for the quarter ($0.42 year to date), compared to diluted loss per share of $0.43 for the second quarter of 2010 ($2.26 prior year to date). As noted above, the current quarter’s loss is primarily due to underwriting losses and corporate expenses offset by unrealized gain on fair value of debt and investment income.

Income (Loss) from Discontinued Operations

For the second quarter and year to date ended June 30, 2011, the Company reported no income from discontinued operations, compared to a loss of $9.2 million in the second quarter of 2010 ($2.3 million prior year to date).

As a result of the disposal of Jevco, the Company realized an after-tax loss of nil in the second quarter of 2011 ($1.9 million year to date) and an after-tax loss of $2.2 million in the second quarter of 2010 (after-tax gain of $6.1 million prior year to date).

As a result of the disposal of American Country and American Service, the Company realized an after-tax gain of nil in the second quarter of 2011 ($0.6 million year to date).

Kingsway Financial Services Inc.	Page 11

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Net Loss and Loss Per Share – Net Loss

In the second quarter of 2011, the Company reported net loss of $4.9 million ($23.3 million year to date), compared to net loss of $33.6 million in the second quarter of last year ($113.8 million prior year to date). Diluted loss per share was $0.09 for the quarter ($0.45 year to date) compared to diluted loss per share of $0.64 for the second quarter of 2010 ($2.19 prior year to date).

Balance Sheet

The table below shows a review of selected categories from the consolidated balance sheet reported in the financial statements as at June 30, 2011 compared to December 31, 2010.

	As at
(in millions of dollars except per share values)	June 30, 2011	December 31, 2010	Change
Assets
Cash and cash equivalents	$101.7	$140.6	(27.7)%
Investment in securities	142.9	146.7	(2.6)%
Investment in associate	48.4	49.1	(1.4)%
Accounts receivable	46.2	46.4	(0.4)%
Income taxes recoverable	13.2	18.0	(26.7)%
Deferred income taxes	0.2	0.5	(60.0)%
Property and equipment	12.3	12.5	(1.6)%
Goodwill and intangible assets	43.4	44.0	(1.4)%
Other assets	1.7	2.5	(32.0)%

Liabilities
Unearned premiums	48.5	66.9	(27.5)%
Unpaid claims	143.1	174.7	(18.1)%
LROC preferred units	12.6	13.1	(3.8)%
Senior unsecured debentures	27.9	37.2	(25.0)%
Subordinated indebtedness	30.5	40.5	(24.7)%

Shareholders’ Equity
Book value per share	2.40	2.78	(13.7)%

Cash:

The cash and cash equivalents balance decreased to $101.7 million as at June 30, 2011, as compared to $140.6 million as at December 31, 2010. The decrease in cash and cash equivalents is primarily due to cash balances at December 31, 2010 being reinvested into short-term investments; repurchase of debt; paid claim activity; reduced premiums written; and holding company expenses.

Investment in securities:

The fair value of the securities portfolio decreased 2.6% to $142.9 million, compared to $146.7 million as at December 31, 2010 primarily due to paid claim activity, which was partially mitigated by reinvestment of cash equivalents into short-term investments.

As at June 30, 2011, 98.9% of the fixed income portfolio is rated ‘A’ or better. For a quantitative analysis of the credit exposure of the Company by rating as assigned by S&P or Moody’s Investor Services to its investment in fixed income securities and term deposits, see Note 6 to the consolidated financial statements.

Kingsway Financial Services Inc.	Page 12

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

The table below summarizes the fair value by contractual maturity of the fixed income securities portfolio, which includes term deposits and bonds:

Maturity Profile:
Due in less than one year	35.4%
Due in one through five years	52.6
Due after five through ten years	9.0
Due after ten years	3.0
Total	100.0%

There were net unrealized gains of $2.8 million on the total securities portfolio at June 30, 2011 which is included as a component of accumulated other comprehensive income, as compared to net unrealized gains of $1.6 million at December 31, 2010.

Investment in associate:

The Company’s investment in the preferred and common stock of Atlas Financial Holdings, Inc. (“Atlas”) is accounted for under the equity method of accounting and reported as “Investment in associate” in the consolidated balance sheets. See financial statement Note 7 for further details.

Income taxes recoverable:

Income taxes recoverable decreased during the second quarter of 2011 primarily due to the receipt of income tax refunds that were generated from losses in the prior years.

Deferred income taxes:

Deferred income taxes have decreased during the second quarter of 2011 as a result of temporary differences relating to severance cost being reduced. The valuation allowance recorded in the balance sheet against the deferred tax asset increased by $1.8 million in the current quarter. This allowance has been established as a result of the continuing losses of the US operations.  Uncertainty over the Company’s ability to utilize these losses over the short term has led to the Company recording this additional allowance.

Unearned premiums:

Unearned premiums decreased 27.5% since December 31, 2010 as a result of lower written premiums.

Unpaid claims:

The following table presents a summary of the provision for unpaid claims by line of business:

(in millions of dollars)	As at
Line of Business	June 30, 2011	December 31, 2010
Non-Standard Auto	$113.4	$140.1
Commercial Auto	28.5	33.1
Other	1.2	1.5
Total	$143.1	$174.7

The provision for unpaid claims decreased by 18.1% to $143.1 million at June 30, 2011 compared to $174.7 million at December 31, 2010.

Kingsway Financial Services Inc.	Page 13

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

The provision for unpaid claims includes case reserves for individual claims of $94.4 million ($118.6 million at December 31, 2010) and a provision for IBNR claims which decreased 13.2% to $48.7 million ($56.1 million at December 31, 2010).

Book value per share:

Book value per share decreased by 13.7% to $2.40 at June 30, 2011 from $2.78 at December 31, 2010 as a result of $23.3 million of net loss for the six months ended June 30, 2011 and the increase of $4.0 million in the “Accumulated other comprehensive income” component of shareholders’ equity.

Contractual Obligations and Related Contingencies

Our provision for unpaid claims does not have contractual maturity dates. We have included an estimate of when we expect our unpaid claims to be paid, based on historical payment patterns, in Note 8 of the consolidated financial statements. The exact timing of the payment of claims cannot be predicted with certainty. We maintain a securities portfolio with varying maturities and a substantial amount in short-term securities to provide adequate cash flows for the payment of claims. The unpaid claims in Note 8 of the consolidated financial statements have not been reduced by amounts recoverable from reinsurers.

Information concerning contractual maturities of financial instruments as at June 30, 2011 is shown in Note 8 of the consolidated financial statements. For further details on the Company’s long-term debt and interest obligations, refer to Note 18 of the Company’s 2010 audited consolidated financial statements and pages 20 to 22 of the 2010 Annual Report which sets out the Company’s contractual obligations as at December 31, 2010.

Information concerning contingencies at June 30, 2011 is described in Note 15 of the consolidated financial statements.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity requirements of the Company’s business have been met primarily by funds generated from operations, from the disposal of discontinued operations, asset maturities and income and other returns received on securities. Cash provided from these sources is used primarily for claims and claim adjustment expense payments, debt servicing, and other operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements.

As a holding company, Kingsway derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of interest payments on external debt as well as holding company operating expenses. The Company believes that it has the flexibility to obtain the funds needed to fulfill its cash requirements and also to satisfy regulatory capital requirements. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the Company are inadequate to service its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations. The Company’s insurance subsidiaries fund their obligations primarily through premium and investment income and maturities in the securities portfolio.

During the three and six months ended June 30, 2011, the cash used in operating activities was $11.8 million and $32.3 million, respectively.

Certain debentures issued by the Company contain negative covenants in their trust indentures, placing limitations and restrictions over certain actions without the prior written consent of the indenture trustees. Included in the negative covenants is the limitation on the incurrence of additional debt in the event that the total debt to total capital ratio or the senior debt to total capital ratio exceed 50% and 35%, respectively. The total debt is calculated on a pro-forma basis taking into account the issuance of additional debt. The debentures also include covenants limiting the issuance and sale of voting stock of restricted subsidiaries, the payment of dividends or any other payment in respect of capital stock of the Company, or the retirement of debt subordinate to the debentures covered by the trust indentures if, after giving effect to such payments as described in the trust indentures, the total debt to total capital ratio exceeds 50%.

Throughout 2010 and the six months of 2011, the Company has continued to experience losses. The reduction in shareholders’ equity as a result of these ongoing losses can detrimentally impact the Company’s capital flexibility by triggering negative covenants in its trust indentures described above and/or limiting the dividend capacity of the operating subsidiaries. As at June 30, 2011, the Company’s total debt to capital and senior debt to capital ratios were 37.1% and 21.1%, respectively. These ratios have been calculated based on the financial statements prepared in accordance with IFRS, under which the Company’s shareholders’ equity has materially improved primarily due to fair valuation of its external debt. The debt was previously carried at amortized cost under Canadian GAAP. See Adoption of International Financial Reporting Standards section above for details of the transition to IFRS and its impact on financial statements of the Company.

Kingsway Financial Services Inc.	Page 14

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

The Company launched a debt buyback initiative in 2009, pursuant to which it has retired a substantial amount of its external debt. During the second quarter of 2011 Kingsway 2007 General Partnership purchased and cancelled C$10.6 million face value of its senior unsecured debentures for C$10.1 million, recording a gain of $0.5 million. Details of the buybacks are also contained in pages 20 to 21 of the 2010 Annual Report of the Company. These buybacks have resulted in improved debt ratios as well as decreased debt servicing cost.

In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at June 30, 2011, all U.S. subsidiaries are estimated to be above the required RBC levels including Universal Casualty Company (”UCC”), which has entered into a voluntary runoff pursuant to a comprehensive plan approved by the Illinois Department of Insurance.

As discussed in detail in the 2010 Annual Report, in May 2009 the Company placed all of Lincoln General Insurance Company (“Lincoln”) into voluntary run-off, and subsequently on October 19, 2009, with the objective of protecting the interests of the Company’s stakeholders, KAI, an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire Assurance Company (“Walshire”). Walshire was the sole shareholder of Lincoln. All of the stock of Walshire was donated to charities, and with this disposition Lincoln ceased being a member of the Kingsway group of companies. The disposition led to litigation with the Pennsylvania Insurance Department (“DOI”), as discussed in the 2010 Annual Report. In April 2011, the Company entered into a definitive agreement to purchase a minority stake in a newly formed holding company that, subject to regulatory approval, will own a majority of Walshire. In addition, the Company and DOI have been in settlement discussions to resolve the litigation in conjunction with the proposed Walshire transaction, whereby, upon approval and subsequent closing of this transaction, the appeal filed by DOI would be withdrawn and the litigation involving Kingsway, DOI and the charities would be discontinued.

Critical Accounting Estimates and Assumptions

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. The year-to-date results of the Company reflect management’s judgments regarding the impact of prevailing global credit and equity market conditions. Given the uncertainty surrounding the continued volatility in these markets, and the general lack of liquidity in financial markets, the actual financial results could differ from those estimates.

In addition to the critical accounting estimates and assumptions described on page 26 of the 2010 Annual Report, the Company considers the determination of the fair value of its debt to be a critical accounting estimate.

Related Party Transactions

Related-party transactions, including services provided to or received by the Company’s subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties.  Management believes that consideration paid for such services approximates fair value.  For additional details, see Note 14 of the consolidated financial statements.

On January 4, 2010, the Company and its subsidiary KAI acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Swets, a former director and current Chief Executive Officer and President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company.  The value of the consideration paid was approximately $2.5 million at the time of close.

Subsequent to the transaction, certain employees of Itasca are now employees within the KAI group, including Mr. Swets, who was appointed Chief Executive Officer and President of Kingsway effective June 30, 2010.

Kingsway Financial Services Inc.	Page 15

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

In March 2010, the Company signed an agreement with American Physicians Assurance Corporation (“AP Assurance”) to provide investment management and investment accounting services to the Company, commencing April 1, 2010.  Two of the members of the Company’s Board of Directors sat on the board of AP Assurance in March 2010, making it a related party. This agreement is at fair market terms and conditions.

In the first quarter of 2010, in addition to a previously agreed retainer of C$0.2 million, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. This additional payment was made in the second quarter of 2010.

In the second quarter of 2010, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. The Company paid half of this additional amount in the second quarter of 2010. The remaining payment was made in the third quarter of 2010.

The additional payments to the Chairman of the Board in 2010 were due to his increased workload with respect to various matters confronting the Company.

Disclosure of Outstanding Share Data

As at June 30, 2011, the Company had 52,345,828 common shares outstanding, and there have been no changes up to the reporting date.

Summary of Quarterly Results
The following table presents the financial results over the previous eight quarters.

	IFRS						Canadian GAAP
(in millions of dollars except per share values)	2011		2010				2009
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Gross premiums written	$32.0	42.4	44.7	51.9	50.2	64.8	53.8	58.4
Net premiums earned	42.6	45.6	47.2	52.3	57.0	61.1	51.8	71.7
Total revenue	59.1	49.5	51.2	50.9	57.5	(4.3)	42.4	74.9
Net loss from continuing operations	(4.9)	(17.1)	(47.8)	(29.1)	(22.2)	(95.4)	(46.6)	(21.5)
Net loss	(4.9)	(18.4)	(50.9)	(31.1)	(33.6)	(80.2)	(75.5)	(118.1)
Loss per share – continuing operations
Basic	$(0.09)	(0.33)	(0.92)	(0.56)	(0.43)	(1.83)	(0.90)	(0.40)
Diluted	$(0.09)	(0.33)	(0.92)	(0.56)	(0.43)	(1.83)	(0.90)	(040)
Loss per share – net loss
Basic	$(0.09)	(0.35)	(0.98)	(0.60)	(0.64)	(1.54)	(1.46)	(2.19)
Diluted	$(0.09)	(0.35)	(0.98)	(0.60)	(0.64)	(1.54)	(1.46)	(2.19)

Supplementary Financial Information from Continuing Operations

Financial Strength Indicators:
Some of the key indicators of the Company’s financial strength are as follows:
	June 30, 2011	December 31, 2010
Senior debt to capitalization ratio	21.1%	21.9%

Total debt to capitalization ratio	37.1%	39.1%

Kingsway Financial Services Inc.	Page 16

Kingsway Financial Services Inc.
Management Discussion and Analysis
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Risk Factors

The Company’s 2010 Annual Report includes description and analysis of the key factors and events that could impact future earnings under the heading “Risk Factors” in the section entitled “Management’s Discussion and Analysis”. These factors and events have, for the most part, remained substantially unchanged except as otherwise disclosed herein.

Internal Controls over Financial Reporting and Disclosure Controls & Procedures

Management of the Company is responsible for designing internal controls over financial reporting for the Company as defined under National Instrument 52-109 issued by the Canadian Securities Administrators.  Management has designed such internal controls over financial reporting, or caused them to be designed under its supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.  There has been no change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management of the Company is responsible for establishing and maintaining disclosure controls and procedures for the Company as defined under National Instrument 52-109 issued by the Canadian Securities Administrators.  Management has designed such disclosure controls and procedures, or caused them to be designed under its supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer by others within those entities, particularly during the period in which the interim filings are being prepared.

Forward Looking Statements

This press release includes “forward looking statements” that are subject to risks and uncertainties.  Such forward looking statements relate to future events or future performance, but reflect Kingsway management’s current beliefs, based on information currently available. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway’s securities filings, including its 2010 Annual Report under the heading Risk Factors in the Management’s Discussion and Analysis section.  The securities filings can be accessed on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission’s website at www.sec.gov or through the Company’s website at www.kingsway-financial.com.  Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward looking statements whether as a result of new information, future events or otherwise.

Additional Information

Additional information relating to the Company, including the Company’s Annual Report and the Company’s Annual Information Form, is on SEDAR at www.sedar.com.

Kingsway Financial Services Inc.	Page 17

Kingsway Financial Services Inc.
Consolidated Balance Sheets
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

(unaudited)	June 30, 2011	December 31, 2010	January 1, 2010
ASSETS
Cash and cash equivalents	$101,705	$140,567	$65,562
Investment in securities	142,887	146,684	506,080
Investment in associate	48,356	49,079	-
Accrued investment income	1,909	1,957	3,942
Financed premiums	6,688	13,572	15,237
Accounts receivable	46,205	46,394	85,765
Funds held in escrow	-	22,259	-
Due from reinsurers and other insurers	231	7,651	4,938
Deferred policy acquisition costs	10,389	13,952	29,088
Income taxes recoverable	13,166	17,991	16,138
Deferred income taxes	174	503	9,481
Property and equipment	12,321	12,469	30,308
Goodwill and intangible assets	43,384	43,959	37,573
Other assets	1,659	2,544	4,786
Assets held for sale	-	-	1,145,481
TOTAL ASSETS	$429,074	$519,581	$1,954,379

LIABILITIES AND SHAREHOLDERS’ EQUITY
LIABILITIES
Loans payable	$2,418	$-	$-
Accounts payable and accrued expenses	38,333	42,385	60,910
Unearned premiums	48,451	66,879	120,657
Unpaid claims	143,096	174,708	368,501
LROC preferred units	12,579	13,076	22,388
Senior unsecured debentures	27,916	37,177	103,512
Subordinated indebtedness	30,519	40,480	23,966
Liabilities held for sale	-	-	907,416
TOTAL LIABILITIES	$303,312	$374,705	$1,607,350
SHAREHOLDERS’ EQUITY
Share capital	$296,489	$296,139	$295,291
Issued and outstanding number of common shares
52,345,828 – June 30, 2011
52,095,828 – December 31, 2010
51,595,828 – January 1, 2010
Contributed surplus	15,693	15,894	20,549
Retained deficit	(213,241)	(192,667)	(19,520)
Accumulated other comprehensive income	28,796	25,016	32,468
Shareholders’ equity attributable to shareholders of Kingsway	127,737	144,382	328,788
Non-controlling interests	(1,975)	494	18,241
TOTAL SHAREHOLDERS’ EQUITY	125,762	144,876	347,029
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$429,074	$519,581	$1,954,379

Kingsway Financial Services Inc.	Page 18

Kingsway Financial Services Inc.
Statement of Operations
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

(unaudited)	Three months ended June 30,		Six months ended June 30
	2011	2010	2011	2010
Gross premiums written	$31,986	$50,207	$74,401	$115,011
Net premiums written	$29,590	$47,630	$69,783	$110,010
Revenue:
Net premiums earned	$42,575	$57,020	$88,211	$118,101
Commission income	5,904	1,854	12,317	4,298
Investment income	1,152	2,654	2,229	5,407
Net realized gain	17	171	18	472
Unrealized gain (loss) on fair value of debt	11,237	(13,233)	8,632	(81,657)
Share of loss of associate	(668)	-	(668)	-
Miscellaneous (loss) income	(1,074)	9,082	(2,047)	6,614
	59,143	57,548	108,692	53,235
Expenses:
Claims incurred	$35,993	$43,743	$76,020	$96,950
Commissions and premium taxes	6,908	8,011	14,279	20,891
General and administrative expenses	19,416	21,285	36,567	42,089
Restructuring costs	-	1,208	-	4,898
Interest expense	1,833	3,680	3,736	8,655
Amortization of intangibles	183	1,861	768	3,371
	64,333	79,788	131,370	176,854
Loss before unusual item and income taxes	(5,190)	(22,240)	(22,678)	(123,619)
Gain (loss) on buy-back of debt	533	(304)	533	3,020
Loss from continuing operations before income taxes	(4,657)	(22,544)	(22,145)	(120,599)
Income tax expense (benefit)	267	(323)	(141)	(3,012)
Loss from continuing operations	$(4,924)	$(22,221)	$(22,004)	$(117,587)
Loss from discontinued operations, net of tax	-	(9,174)	-	(2,287)
(Loss) income on disposal of discontinued operations, net of taxes	-	(2,179)	(1,293)	6,093
Net Loss	$(4,924)	$(33,574)	$(23,297)	$(113,781)
Attributable to:
Shareholders of Kingsway	(2,735)	(47,712)	(20,574)	(116,703)
Non-controlling interests	(2,189)	14,138	(2,723)	2,922
Total	$(4,924)	$(33,574)	$(23,297)	$(113,781)
Loss per share – continuing operations
Basic:	$(0.09)	$(0.43)	$(0.42)	$(2.26)
Diluted:	$(0.09)	$(0.43)	$(0.42)	$(2.26)
Loss per share – net loss
Basic:	$(0.09)	$(0.64)	$(0.45)	$(2.19)
Diluted:	$(0.09)	$(0.64)	$(0.45)	$(2.19)
Weighted average shares outstanding (in 000’s)
Basic:	52,346	52,062	52,219	52,062
Diluted:	52,346	52,062	52,219	52,062

Kingsway Financial Services Inc.	Page 19

Kingsway Financial Services Inc.
Consolidated Statement of Changes in Shareholders’ Equity
(Dollar amounts in thousands of U.S. dollars)

(unaudited)	Share Capital	Contributed Surplus	Retained Deficit	Accumulated Other Comprehensive Income	Equity: Kingsway Shareholders	Non-controlling Interest	Total
Balance, January 1, 2011	$296,139	15,894	(192,667)	25,016	144,382	494	$144,876
Net loss	-	-	(20,574)	-	(20,574)	(2,723)	(23,297)
Other comprehensive income	-	-	-	3,780	3,780	254	4,034
Common shares issued	350	-	-	-	350	-	350
Forfeited options	-	(664)	-	-	(664)	-	(664)
Stock option expense	-	463	-	-	463	-	463
Balance, June 30, 2011	$296,489	15,693	(213,241)	28,796	127,737	(1,975)	125,762

(unaudited)	Share Capital	Contributed Surplus	Retained Deficit	Accumulated Other Comprehensive Income	Equity: Kingsway Shareholders	Non-controlling Interest	Total
Balance, January 1, 2010	$295,291	20,549	(19,520)	32,468	328,788	18,241	$347,029
Net (loss) income	-		(116,703)	-	(116,703)	2,922	(113,781)
Other comprehensive loss	-	-	-	(4,178)	(4,178)	(12,704)	(16,882)
Common shares issued	800	-	-	-	800	-	800
Forfeited options	-	(2,947)	-	-	(2,947)	-	(2,947)
Stock option expense	-	824	-	-	824	-	824
Balance, June 30, 2010	$296,091	18,426	(136,223)	28,290	206,584	8,459	$215,043

Kingsway Financial Services Inc.	Page 20

Kingsway Financial Services Inc.
Consolidated Statement of Comprehensive Loss
(Dollar amounts in thousands of U.S. dollars)

Three months ended June 30,			Six months ended June 30,
(unaudited)	2011	2010	2011	2010
Comprehensive loss
Net loss	$(4,924)	$(33,574)	$(23,297)	$(113,781)
Other comprehensive income (loss), net of taxes:
Change in unrealized gains (losses) on available-for-sale securities
Unrealized gains arising during the year, net of tax (1)	1,056	13,488	1,163	11,766
Recognition of realized losses (gains) to net loss, net of tax (2)	7	(208)	(40)	(371)
Share of other comprehensive loss of associate	(688)	-	(688)	-
Unrealized gain (loss) on translation on translating financial statements of foreign operations	2,315	(30,506)	4,866	(25,832)
Loss on cash flow hedge	(1,067)	(1,984)	(1,267)	(2,445)
Other comprehensive income (loss)	1,623	(19,210)	4,034	(16,882)
Comprehensive loss	$(3,301)	$(52,784)	$(19,263)	$(130,663)
Attributable to:
Shareholders of Kingsway	(1,312)	(48,006)	(16,794)	(120,881)
Non-controlling interests	(1,989)	(4,778)	(2,469)	(9,782)
	(3,301)	(52,784)	(19,263)	(130,663)
(1) Net of income tax benefit of nil for the three months ended June 30, 2011 ($26 year to date) and $159 for the three months ended June 30, 2010 ($3,639 year to date).
(2) Net of income tax expense (benefit) of nil for the three months ended June 30, 2011 ($16 year to date) and $(107) for the three months ended June 30, 2010 ($191 year to date).

Kingsway Financial Services Inc.	Page 21

Kingsway Financial Services Inc.
Consolidated Statement of Cash Flows
(Dollar amounts in thousands of U.S. dollars)

Six months ended June 30,
(unaudited)	2011	2010
Cash provided by (used in):
Operating activities:
Net loss	$(23,297)	$(113,781)
Items not affecting cash:
Loss (income) on discontinued operations	1,293	(3,806)
Amortization of intangibles	768	3,371
Amortization of property and equipment	425	1,202
Deferred and current income tax benefit	(141)	(3,012)
Net realized gains	(18)	(472)
Share of loss of associate	668	-
Amortization of bond premiums and discount	414	3,154
Net change in other non-cash balances	(12,421)	(88,265)
	(32,309)	(201,609)
Financing activities:
Share capital	350	800
Contributed surplus	(201)	(2,123)
Subordinated indebtedness and loans payable	(7,543)	13,787
LROC preferred units	(497)	15,738
Senior unsecured debentures	(9,261)	(29,592)
	(17,152)	(1,390)
Investing activities:
Purchase of securities	(58,749)	(34,819)
Proceeds from sale of securities	62,934	142,486
Financed premiums receivable, net	6,884	(3,272)
Acquisitions, net of cash acquired	-	(13,752)
Net proceeds from sale of discontinued operations	-	253,533
Net property and equipment and intangible assets	(470)	(13,669)
	10,599	330,507

Net change in cash and cash equivalents	(38,862)	127,508
Cash and cash equivalents at beginning of period	140,567	65,562
Cash and cash equivalents at end of period	$101,705	$193,070

Kingsway Financial Services Inc.	Page 22

Table of Contents:

Notes to Interim Consolidated Financial Statements

Kingsway Financial Services Inc.	Page 23

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 1    Nature of Operations

Kingsway Financial Services Inc. (the “Company” or “Kingsway”), incorporated under the Business Corporations Act (Ontario) on September 19, 1989, is a financial services holding company which, through its subsidiaries, focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company’s registered office is located at 45 St. Clair West, Suite 400, Toronto, Ontario, Canada M4V 1K9. The Company’s shares are listed on the Toronto Stock Exchange and New York Stock Exchange (“NYSE”) under the trading symbol “KFS”.

NOTE 2    Basis of Presentation and Adoption of International Financial Reporting Standards

The consolidated financial statements of the Company for the year ending December 31, 2011, will be prepared in accordance with International Financial Reporting Standards (“IFRS”).

The IFRS consist of the International Financial Reporting Standards and International Accounting Standards (“IAS”) issued or adopted by the International Accounting Standards Board (“IASB”) together with interpretations of the International Financial Reporting Interpretation Committee (“IFRIC”) and the Standard Interpretation Committee (“SIC”) issued or adopted by the IFRIC.

These consolidated interim financial statements represent the Company's presentation of its results and financial position under IFRS. They were prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”), and use the accounting policies which the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2011, based on currently effective standards. Since these are the Company’s second IFRS compliant financial statements, these notes contain additional disclosures related to the adoption of IFRS that are normally not required by IAS 34. However, these unaudited interim consolidated financial statements, prepared in accordance with IAS 34, do not include all information required for full annual financial statements. Therefore these unaudited interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements as at and for the year ended December 31, 2010, prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).

The Company previously presented its consolidated financial statements for the year ended December 31, 2010 in accordance with Canadian GAAP.  IFRS is based on a conceptual framework similar to Canadian GAAP; however, there are differences in recognition, measurement and disclosure. In preparing these unaudited consolidated financial statements, changes were made to accounting policies used in the preparation of the annual and interim consolidated financial statements under Canadian GAAP. The comparative amounts for 2010 have been restated from Canadian GAAP to IFRS to reflect these changes. The effect of adopting IFRS, including exemptions and elections provided by IFRS 1, First-time Adoption of International Financial Reporting Standards (“IFRS 1”), and reconciliations to previously reported amounts under Canadian GAAP, is explained in Note 16.

These statements have been prepared under the historical cost convention, except for available-for-sale securities and interest-bearing debt obligations which are carried at fair value. Unrealized gains and losses on available-for-sale securities are recognized in accumulated other comprehensive income. Unrealized gains or losses on interest bearing debt instruments carried at fair value are recognized in the statement of operations as unrealized gain on fair value of debt.

Assets and liabilities expected to be settled or exchanged within one-year include, cash and cash equivalents, accrued investment income, financed premiums, accounts receivable, due from reinsurers and other insurers, other assets, accounts payable and accrued expenses and unearned premiums.

The following balances generally considered to be settled or exchanged beyond one-year include, deferred income taxes, property and equipment, goodwill and intangible assets, loans payable, LROC preferred units, senior unsecured debentures, and subordinated indebtedness.

All other assets and liabilities include balances that are both current and non-current.

Kingsway Financial Services Inc.	Page 24

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 3    Summary of Significant Accounting Policies

The accounting policies set out below are the policies that the Company expects to be in effect and that it expects to adopt in the preparation of its annual consolidated financial statements for the year ending December 31, 2011 prepared in accordance with IFRS. IFRS and IFRIC are subject to change prior to year-end and new or amended standards and interpretations may be applicable to the Company at year-end that will necessitate changes in the policies described below.  As required by IFRS 1, these policies have been applied consistently to all periods presented in these unaudited interim consolidated financial statements, including the opening balance sheet as of January 1, 2010, the transition date to IFRS.

(a)	Principals of consolidation:

Subsidiaries

The Company’s consolidated financial statements include the assets, liabilities, shareholders’ equity, revenue, expenses and cash flows of the holding company and its subsidiaries. A subsidiary is an entity which is controlled, directly or indirectly, through ownership of more than 50% of the outstanding voting rights, or where the Company has the power to govern the financial and operating policies so as to obtain benefits from its activities. Assessment of control is based on the substance of the relationship between the Company and the entity and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. The operating results of subsidiaries that have been disposed of are included up to the date control ceased and any difference between the fair value of the consideration received and the carrying value of the subsidiary are recognized in the consolidated statement of operations. All intercompany balances and transactions are eliminated in full.

The consolidated financial statements are prepared as of June 30, 2011 based on individual company financial statements at the same date. Accounting policies of subsidiaries have been aligned where necessary to ensure consistency with those of Kingsway. The consolidated financial statements include the following material subsidiaries, all of which are owned, directly or indirectly, with the jurisdiction of incorporation indicated in brackets: Appco Finance Corporation (Pennsylvania); KAI Advantage Auto, Inc. (formerly ARK Insurance Agency) (Illinois); KFS Capital LLC (Delaware); Kingsway 2007 General Partnership (Delaware); Kingsway Reinsurance Corporation (Barbados); American Country Underwriting Agency Inc. (Illinois); ARM Holdings, Inc. (Illinois); Assigned Risk Solutions Ltd. (New Jersey); Auto Underwriters Holdings LLC (Delaware); Acadia GP, LLC (Delaware), Acadia Acquisition Partners, LP (Delaware), Hamilton Risk Management Company (Florida); Insurance Management Services Inc. (Florida); Kingsway 2009 LLC (Delaware); Kingsway America Agency Inc. (Illinois); Kingsway America II Inc. (Delaware); Kingsway America Inc. (Delaware); Kingsway Amigo Insurance Company (Florida); Kingsway General Insurance Company (Ontario); Kingsway Reinsurance Ltd. (Bermuda); Kingsway Linked Return of Capital Trust (Ontario); Kingsway LGIC Holdings, LLC (Delaware); Knight Underwriters Inc. (Delaware); Mattoni Insurance Brokerage, Inc. (Washington); Mendota Insurance Company (Minnesota); Mendakota Insurance Company (Minnesota); Mendota Insurance Agency, Inc. (Texas); Northeast Alliance Insurance Agency, L.L.C. (Delaware); and Universal Casualty Company (Illinois).

Non-controlling interests

Non-controlling interests arise where the Company owns less than 100% of the voting rights and economic interests in a subsidiary and is initially recognized at the proportionate share of the identifiable net assets of the subsidiary at the acquisition date and is subsequently adjusted for the non-controlling interests’ share of the acquiree’s net income (losses) and changes in capital.  The effects of transactions with non-controlling interests are recorded in equity where there is no change of control.

Investment in associate

Investment in associate is accounted for using the equity method and is comprised of investments in corporations where the Company has the ability to exercise significant influence but not control. Significant influence is presumed to exist when the Company owns, directly or indirectly, between 20% and 50% of the outstanding voting rights of the associate. Assessment of significant influence is based on the substance of the relationship between the Company and the associate and includes consideration of both existing voting rights and, if applicable, potential voting rights that are currently exercisable and convertible. These investments are reported in “Investments in associate” in the consolidated balance sheets, with the Company’s share of income (loss) and other comprehensive income (loss) of the associate reported in the corresponding line in the consolidated statements of operations and consolidated statements of comprehensive income, respectively. Any gains and losses realized on dispositions and charges to reflect impairment in the value of associates are included in “Net realized gains (losses)”. Under the equity method of accounting, an investment in associate is initially recognized at cost and adjusted thereafter for the post-acquisition change in the Company’s share of net assets of the associate. Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities at the date of acquisition is recognized as goodwill, and is included in the carrying value of the associate.

Kingsway Financial Services Inc.	Page 25

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

At each reporting date, and more frequently when conditions warrant, management assesses its investment in associate for potential impairment. If management’s assessment indicates that there is objective evidence of impairment, the associate is written down to its recoverable amount, which is determined as the higher of its fair value less costs to sell and its value in use. Previously recognized impairment losses are reversed when there is evidence that there has been a change in the estimates used to determine the associate’s recoverable amount since the recognition of the last impairment loss. The reversal is recognized in the consolidated statement of operations to the extent that the carrying value of the associate after reversal does not exceed the carrying value that would have been determined had no impairment loss been recognized in previous periods. Any impairment losses and reversal of impairments are recognized in “Net realized gains (losses)” in the consolidated statement of operations.

The most recently available financial statements of the associate are used in applying the equity method. The difference between the end of the reporting period of the associate and that of the Company is no more than three months. Adjustments are made for the effects of significant transactions or events that occur between the date of the associate’s financial statements and the date of the Company’s financial statements.

(b)	Use of estimates:

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect application of policies and the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year.  Actual results could differ from these estimates. Estimates and their underlying assumptions are reviewed on an ongoing basis.  Changes in estimates are recorded in the accounting period in which they are determined. The critical accounting estimates and assumptions are as follows and are discussed in the notes related to them: impairment of investment in securities, provision for unpaid claims, deferred policy acquisition costs, utilization of deferred tax assets, provision for uncollectible insurance receivables, assessment of goodwill and intangible assets for potential impairment and fair-value assumptions for debt obligations.

(c)	Foreign currency translation:

Effective January 1, 2011 the Company’s functional currency is the U.S. dollar since with the sale of its Canadian insurance subsidiaries and relocation of its head office, the substantial majority of its operations is conducted in the United States. The consolidated financial statements have also been presented in U.S. dollars as well because the Company’s principal investments and cash flows are denominated in U.S. dollars. Assets and liabilities of subsidiaries with non-U.S. dollar functional currencies are translated to U.S. dollars at period-end exchange rates, while revenue and expenses are translated at average monthly rates and share capital is translated at the rates in effect at dates of capital transactions.  The net unrealized gains or losses which result from the translation of non-U.S. subsidiaries financial statements are recognized in accumulated other comprehensive income. Such currency translation gains or losses are recognized in the statement of operations upon the sale of a foreign subsidiary. The Canadian dollar is the functional currency of the Company’s foreign operations. As explained in the MD&A, the net unrealized gains and losses arising before January 1, 2010, the transition date to IFRS, have been deemed zero and transferred to retained earnings (deficit).

Transactions settled in foreign currencies are translated to functional currencies at the exchange rate prevailing at the transaction dates.  Monetary assets and liabilities denominated in foreign currencies are translated to functional currency at the closing exchange rate at the period end date. These foreign exchange gains or losses arising from translation are recognized in the statement of operations.

The unrealized foreign currency translation gains and losses arising from available-for-sale financial assets are recognized in other comprehensive income until realized, at which date they are reclassified to the statement of operations. Unrealized foreign currency translation gains and losses on certain interest bearing debt obligation carried at fair value are included in the statement of operations.

(d)	Business combinations:

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets received, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of an acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized in the statement of operations. Non-controlling interest in the net assets of consolidated entities are reported separately in shareholders’ equity.

Kingsway Financial Services Inc.	Page 26

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

(e)	Cash and cash equivalents:

Cash and cash equivalents include cash and securities with maturities of thirty days or fewer that are readily convertible into cash.

(f)	Investment in securities:

Available-for-sale fixed-income and equity investments are carried at their fair value, whereby the unrealized gains and losses are included in accumulated other comprehensive income until sold or until an other-than-temporary impairment is recognized, at which point cumulative unrealized gains or losses are transferred to the statement of operations. Realized gains and losses on sale, determined on an average cost basis, and write-downs to reflect other-than-temporary impairments in value are included in net realized investment gains (losses).

Dividends and interest income are included in investment income. Investment income is recorded as it accrues. Dividend income on preferred shares is recorded on the ex-dividend date.

The Company accounts for all financial instruments using trade date accounting.

The Company conducts a quarterly review to identify and evaluate securities (both debt and equity) that show objective indications of possible impairment. Impairment is charged to the statement of operations if the fair value of a security falls below its cost/amortized cost, and the decline is considered other-than-temporary. Factors considered in determining whether a loss is other-than-temporary include the length of time and extent to which fair value has been below cost; financial condition and near-term prospects of the issuer; and the Company’s ability and intent to hold securities for a period of time sufficient to allow for any anticipated recovery.

(g)	Financed premiums and accounts receivable:

Financed premiums and accounts receivable include balances due and uncollected and installment premiums not yet due from agents and insureds.

(h)	Income taxes:

The Company follows the asset and liability method of accounting for income taxes, whereby deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.

(i)	Property and equipment:

Property and equipment are reported in the consolidated financial statements at amortized cost. Amortization of property and equipment has been provided using the straight-line method over the estimated useful lives of such assets. Repairs and maintenance are recognized in operations during the period incurred. Land is not depreciated. The useful lives range from 39 years for buildings, 5 to 39 years for leasehold improvements, 3 to 10 years for furniture and equipment, 1.5 to 5 years for computer hardware and 4 to 5 years for automobiles.

(j)	Goodwill and intangible assets:

When the Company acquires a subsidiary or other business where it exerts significant influence, the fair value of the net tangible and intangible assets acquired is determined and compared to the amount paid for the subsidiary or business acquired. Any excess of the amount paid over the fair value of those net assets is considered to be goodwill.

Goodwill is tested at least annually for impairment to ensure that it’s fair value is greater than or equal to the carrying value. Any excess of carrying value over fair value is charged to the statement of operations in the period in which the impairment is determined.

When the Company acquires a subsidiary or other business where it exerts significant influence or acquires certain assets, intangible assets may be acquired, which are recorded at their fair value at the time of the acquisition. An intangible asset with a definite useful life is amortized to income over its defined useful life. The Company writes down the value of an intangible asset with a definite useful life when the undiscounted cash flows are not expected to allow for full recovery of the carrying value.

Kingsway Financial Services Inc.	Page 27

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Intangible assets with indefinite useful lives are not subject to amortization and are tested at least annually for impairment to ensure that fair values are greater than or equal to carrying values. Any excess of carrying value over fair value is charged to the statement of operations in the period in which the impairment is determined.

(k)	Insurance contracts:

Insurance contracts are those contracts that have significant insurance risk at the inception of the contract. Insurance risk arises when the Company agrees to compensate a policyholder if a specified uncertain future event adversely affects the policyholder. It is defined as the possibility of paying (including variability in timing payments) significantly more in a scenario where the insured events occurs than when it does not occur. Scenarios considered include only those which have commercial substance. Any contracts not meeting the definition of an insurance contract under IFRS are classified as investment contracts, derivative contracts or service contracts, as appropriate.

Premium revenue and unearned premiums

The Company earns premium revenue over the period covered by each individual insurance contract in proportion to the insurance protection provided. The premiums are earned evenly over the contract period. Unearned premiums represent the portion of premiums written related to the unexpired risk portion of the policy at year end.

The reinsurers’ share of unearned premiums is recognized as amounts recoverable using principles consistent with the Company’s method for determining the unearned premium liability.

A significant portion of the Company’s revenue is subject to regulatory approvals. In the United States, property and casualty insurance premium rates are subject to regulation by state government authorities. Regulation of premium rates is based on claims and other costs of providing insurance coverage. Regulatory approvals can limit or reduce premium rates that can be charged, or delay the implementation of changes in rates.

On a quarterly basis, the Company’s insurance subsidiaries perform a premium deficiency test, which is the functional equivalent to the liability adequacy test required by IFRS 4, Insurance Contracts, to determine if the expected claim losses and claim adjustment expenses, deferred acquisition costs and maintenance costs exceed unearned premiums on policies in force. If a deficiency exists, deferred acquisitions costs are reduced and if necessary an additional provision is recorded in the statement of operations.

Deferred policy acquisition costs

The Company defers brokers’ commissions, premium taxes and other underwriting and marketing costs directly relating to the acquisition of premiums written to the extent they are considered recoverable. These costs are then expensed as the related premiums are earned. The method followed in determining the deferred policy acquisition costs limits the deferral to its realizable value by giving consideration to estimated future claims and expenses to be incurred as premiums are earned. Changes in estimates, if any, are recorded in the accounting period in which they are determined. Anticipated investment income is included in determining the realizable value of the deferred policy acquisition costs.

Unpaid claims

The provision for unpaid claims includes loss adjustment expenses and represents an estimate for the full amount of all expected costs, including investigation, and the projected final settlements of claims incurred on or before the balance sheet date. The provision does not take into consideration the time value of money or make an explicit provision for adverse deviation.

These estimates of future loss activity are necessarily subject to uncertainty and are selected from a wide range of possible outcomes. All provisions are periodically reviewed and evaluated in the light of emerging claims experience and changing circumstances. The resulting changes in estimates of the ultimate liability are recorded as claims incurred in the accounting period in which they are determined.

Reinsurance

Net premiums earned and claims incurred are recorded net of amounts ceded to, and recoverable from, reinsurers. Estimates of amounts recoverable from reinsurers on unpaid claims are recorded separately from estimated amounts payable to policyholders. Unearned premiums are also reported before reduction for business ceded to reinsurers and the reinsurer’s portion is classified with amounts due from reinsurers.

Kingsway Financial Services Inc.	Page 28

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Amounts recoverable from reinsurers are estimated and recognized in a manner consistent with the Company’s method for determining the related policy liability associated with the reinsured policy.

(l)	Share-based payments:

The Company has a stock-based compensation plan for key officers of the Company and its subsidiaries. The Company uses the fair-value method of accounting for stock-based compensation awards granted to employees for options granted on or after January 1, 2003. The Company determines the fair value of the stock options on their grant date using the Black-Scholes option pricing model and records the fair value as a compensation expense over the period that the stock options vest, with a corresponding increase to contributed surplus. When these stock options are exercised, the amount of proceeds together with the amount recorded in contributed surplus is recorded in share capital.

No compensation expense is recognized for stock options granted prior to January 1, 2003. The consideration paid by employees on exercise of these stock options is credited to share capital.

NOTE 4    Future Accounting Pronouncements

In June 2011, the IASB issued an amendment to IAS 1, Presentation of Financial Statements, (“IAS 1”) that changes the presentation of items in the consolidated statement of comprehensive income. This amendment requires the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recorded in the consolidated statement of operations in the future. Companies will continue to have a choice of whether to present components of other comprehensive income before or after tax. Companies that present components of other comprehensive income before tax will be required to disclose the amount of tax related to the two groups separately. This amendment is effective for annual periods beginning on or after July 1, 2012, and is applied retrospectively, with early adoption permitted. The Company is currently evaluating the impact of this amendment to IAS 1 on its consolidated financial statements.

In November 2009, the IASB issued IFRS 9, Financial Instruments, (“IFRS 9”) as the second chapter of a three-chapter project to replace IAS 39, Financial Instruments: Recognition and Measurement. The second chapter addresses the measurement and classification of financial assets and retains but simplifies the measurement model by establishing two primary methods – amortized cost and fair value. The method selected is dependent on the entity’s business model and the contractual cash flows of the asset.  In October 2010, the second chapter was issued covering the measurement and classification of financial liabilities.  This chapter provides for the option to measure debt issued by an entity at fair value. The portion of the fair value adjustment attributable to an entity’s own credit risk is classified in accumulated other comprehensive income and the balance in the statement of operations.  The final unissued chapter of the project is expected to address hedge accounting.  The standard is effective for accounting periods beginning on or after January 1, 2013 with earlier adoption permitted. The Company is assessing the impact of the pronouncement on its results and financial position.

In May 2011, the IASB published IFRS 13, Fair Value Measurement, (“IFRS 13”) a comprehensive standard on how to measure and disclose fair values. IFRS 13 applies to IFRSs that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The new standard requires disclosures similar to those in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”), but applies to all assets and liabilities measured at fair value, whereas IFRS 7 applied only to financial assets and liabilities measured at fair value. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, is applied prospectively as of the beginning of the annual period in which it is adopted, with early adoption permitted. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

New and revised reporting entity standards

In May 2011, the IASB published a package of five new and revised standards that address the scope of the reporting entity. The requirements contained in the package of five standards are effective for annual periods beginning on or after January 1, 2013, with early adoption permitted as long as the entire package is early adopted together. The five standards are described below. The Company is currently evaluating the impact of these new and revised standards on its consolidated financial statements.

IFRS 10, Consolidated Financial Statements, (“IFRS 10”) introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes existing guidance under IAS 27, Consolidated and Separate Financial Statements, (“IAS 27”) and SIC–12, Consolidation – Special Purpose Entities, (“SIC-12”).

Kingsway Financial Services Inc.	Page 29

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

IFRS 11, Joint Arrangements, (“IFRS 11”) establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed; equity accounting is now applied in accordance with IAS 28, Investments in Associates and Joint Ventures, (“IAS 28”). IFRS 11 supersedes existing guidance under IAS 31, Interests in Joint Ventures, and SIC–13, Jointly Controlled Entities – Non Monetary Contributions by Venturers.

IFRS 12, Disclosure of Interests in Other Entities, (“IFRS 12”) sets out the disclosure requirements under IFRS 10, IFRS 11, and IAS 28, Investments in Associates and Joint Ventures, (“IAS 28”). The enhanced disclosures in the new standard are intended to help financial statement readers evaluate the nature, risks and financial effects of an entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. Entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without early adopting IFRS 12 (which would trigger the requirement to also early adopt the other four standards in the package).

IAS 28 has been amended in line with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures.

IAS 27 has been amended to provide guidance on the accounting and disclosure requirements for investments in subsidiaries, associates and joint ventures when an entity prepares separate financial statements. The amended standard requires an entity preparing separate financial statements to account for investments at cost or in accordance with IFRS 9.

NOTE 5    Acquisitions and Discontinued Operations

(a)	Acquisitions

Assigned Risk Solutions Ltd. (formerly JBA Associates, Inc.):

Effective June 30, 2010, the Company made an investment in JBA Associates, Inc. (“JBA”) for approximately $16.3 million, following which the Company has a 100% interest in JBA. JBA is a managing general agency based in New Jersey that specializes in assigned risk automobile insurance. The acquisition allows the Company to benefit from its institutional knowledge of non-standard automobile and assigned risk business and expand in the agency market. Goodwill of $0.5 million was recognized related to the purchase. An intangible asset was recognized related to the purchase of JBA of $11.7 million related to retention of buyout customers and contract renewals. Subsequent to the acquisition, JBA was renamed Assigned Risk Solutions, Ltd.

Itasca Financial, LLC:

On January 4, 2010, the Company’s subsidiary, KAI, acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Larry Swets, a former director and current Chief Executive Officer and President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company, payable in three annual installments. Goodwill of $2.5 million was recognized related to the purchase.

(b)	Discontinued Operations

American Service Insurance Company, Inc. (“American Service”), American Country Insurance Company (“American Country”), Southern United Fire Insurance Company (“Southern United”), and Jevco Insurance Company (“Jevco”), were disposed of in 2010 and have been classified as discontinued operations, and the results of their operations are reported separately in the statement of operations for all periods presented.

Kingsway Financial Services Inc.	Page 30

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Summarized financial information for discontinued operations is shown below.

	Three months ended June 30:		Six months ended June 30:
	2011	2010	2011	2010
Operations:
Revenue	$-	$12,436	$-	$118,398
Income (loss) from discontinued operations before taxes	-	(9,174)	-	2,792
Income tax expense	-	-	-	5,079
Loss from discontinued operations before loss on disposal, net of taxes	$-	$(9,174)	$-	$(2,287)
Disposals:
Gain (loss) on disposal before income taxes	$-	$(2,579)	$(1,670)	$5,119
Income taxes benefit	-	(400)	(377)	(974)
Gain (loss) on disposal, net of taxes	$-	$(2,179)	$(1,293)	$6,093
Income (loss) from discontinued operations, net of taxes	$-	$(11,353)	$(1,293)	$3,806

American Country, American Service, and Southern United:

During 2010, Southern United was merged into American Service.

On December 31, 2010, the previously announced going-public transaction involving the Company’s subsidiaries American Country and American Service by way of a reverse takeover of JJR VI Acquisition Corp. (“J6”) was completed. Upon completion of the transaction, J6 was renamed Atlas Financial Holdings Inc. (“Atlas”) and American Country and American Service became wholly-owned subsidiaries of Atlas. Total consideration to the Company as a result of the transaction was approximately $57.0 million, consisting of cash of $7.9 million, preferred shares of Atlas of $18.0 million, and common shares of Atlas of $31.1 million. As part of the transaction, a quota share agreement was put in place for 90% of $10.0 million of adverse claims beyond $1.0 million, based on the carried reserves of Atlas at September 30, 2010. The maximum obligation to the Company is $9.0 million.

As a result of disposal, the Company recognized an after tax gain of nil in the second quarter of 2011 ($0.6 million year to date). The Company’s revenues from discontinued operations relating to Atlas companies were nil and $12.4 million for the second quarters of 2011 and 2010 (nil and $33.5 million prior year to date), respectively. In total, the Company’s loss from discontinued operations, net of taxes, were nil and $9.1 million for the second quarters of 2011 and 2010 (nil and $10.4 million prior year to date), respectively.

Jevco:

On January 25, 2010, the Company entered into a definitive purchase agreement with The Westaim Corporation (“Westaim”) to sell all of the issued and outstanding shares of Jevco to Westaim. On March 29, 2010, after receipt of all required regulatory approvals, the sale was completed for a purchase price of C$263.3 million. This was based on 94.5% of the difference between the book value of Jevco as at December 31, 2009 and a dividend of C$10.8 million, an investment portfolio adjustment relating to the change in market value at the closing date and was subject to certain future contingent adjustments. The contingent adjustments included up to C$20.0 million decrease in the purchase price relating to specific future adverse claims development to be determined at the end of 2012. On March 31, 2011 the Company settled the C$20.0 million contingent adjustments related to the Jevco transactions for C$17.8 million, recording pre-tax loss of $2.3 million.

As a result of the disposal of Jevco, the Company realized an after-tax loss of nil in the second quarter of 2011 ($1.9 million year to date) and an after-tax loss of $2.2 million in the second quarter of 2010 ($6.1 million prior year to date). The Company’s revenues from discontinued operations relating to Jevco were nil for the second quarters of 2011 and 2010 (nil and $84.9 million prior year to date), respectively. In total, the Company’s income from discontinued operations relating to Jevco, net of taxes, were nil for the second quarters of 2011 and 2010, (nil and $11.1 million prior year to date) respectively.

Kingsway Financial Services Inc.	Page 31

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

(c)	Other

Hamilton Risk Management Company:

On March 30, 2011, KAI sold all of the issued and outstanding shares of its wholly owned subsidiary Hamilton Risk Management Company (“Hamilton”) and its subsidiaries, including Kingsway Amigo Insurance Company, to HRM Acquisition Corp., a wholly owned subsidiary of Acadia Acquisition Partners, L.P. (“Acadia”), in exchange for a $10.0 million senior promissory note due March 30, 2014, a $5.0 million junior promissory note due March 30, 2016, and a Class B partnership interest in Acadia, representing a 40% economic interest. As of June 30, 2011, certain HRM management and an independent third party hold Class A partnership interests in Acadia representing an 11% and 49% economic interest, respectively. KAI is acting as the general partner of Acadia. As general partner, KAI has control of the policies and financial affairs of Hamilton, therefore, Kingsway has continued to consolidate the financial statements of Hamilton. During the second quarter of 2011, HRM Acquisition Corp. merged into Hamilton.

Kingsway Financial Services Inc.	Page 32

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 6    Investment in Securities

The amortized cost, gross unrealized gains, gross unrealized losses and fair values of the Company’s investment in securities as at June 30, 2011 and December 31, 2010 is summarized in the tables shown below:

		June 30, 2011
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Term deposits		$13,820	$2	$1	$13,821
Bonds:
Canadian	- Government	3,273	1	23	3,251
U.S.	- Government	85,033	2,085	27	87,091
	- Corporate	33,597	752	206	34,143
	- Commercial mortgage backed	516	15	-	531
	- Residential mortgage backed	1,499	134	-	1,633
	- Other asset backed	1,170	30	-	1,200
Sub-total		$138,908	$3,019	$257	$141,670
Common shares	- U.S.	1,120	4	-	1,124
Preferred shares	- U.S.	92	1	-	93
		$140,120	$3,024	$257	$142,887

		December 31, 2010
		Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Term deposits		$18,738	$1	$-	$18,739
Bonds:
Canadian	- Government	2,882	17	21	2,878
U.S.	- Government	100,728	1,904	647	101,985
	- Corporate	20,054	508	181	20,381
	- Commercial mortgage backed	993	27	-	1,020
	- Other asset backed	1,553	46	-	1,599
Sub-total		$144,948	$2,503	$849	$146,602
Preferred shares	- U.S.	92	-	10	82
		$145,040	$2,503	$859	$146,684

As at June 30, 2011, bonds and term deposits with an estimated fair value of $28.8 million were on deposit with state and provincial regulatory authorities. Also, from time to time, the Company pledges securities to third parties to collateralize liabilities incurred under its insurance policies. At June 30, 2011, the amount of such pledged securities was $17.6 million. Collateral pledging transactions are conducted under terms that are common and customary to standard collateral pledging and are subject to the Company’s standard risk management controls.

Kingsway Financial Services Inc.	Page 33

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Fair values of term deposits, bonds and preferred shares are considered to approximate quoted market values based on the latest bid prices in active markets. Fair value of securities for which no active market exists are derived from quoted market prices of similar securities or other third party evidence.

The Company employs a fair value hierarchy to categorize the inputs it uses in valuation techniques to measure the fair value. The extent of use of quoted market prices (Level 1), internal models using observable market information (Level 2) and internal models without observable market information (Level 3) in the valuation of securities as at June 30, 2011 and December 31, 2010 were as follows:

As at June 30, 2011
Description	Available for sale securities
	Equity	Fixed income
Fair value	$1,217	$141,670
Based on:
Quoted market prices (level 1)	100.0%	-
Valuation techniques -Significant market observable inputs (level 2)	-	100.0%
Valuation techniques - Significant unobservable market inputs (level 3)	-	-

As at December 31, 2010
Description	Available for sale securities
	Equity	Fixed income
Fair value	$82	$146,602
Based on:
Quoted market prices (level 1)	100.0%	-
Valuation techniques -Significant market observable inputs (level 2)	-	100.0%
Valuation techniques - Significant unobservable market inputs (level 3)	-	-

Management performs a quarterly analysis of the Company’s investment holdings to determine if declines in market value are other-than-temporary. The analysis includes some or all of the following procedures as deemed appropriate by management:

• identifying all security holdings in unrealized loss positions that have existed for at least six months or other circumstances that management believes may impact the recoverability of the security;

• obtaining a valuation analysis from third party investment managers regarding the intrinsic value of these holdings based on their knowledge, experience and other market based valuation techniques;

• reviewing the trading range of certain securities over the preceding calendar period;

• assessing if declines in market value are other-than-temporary for debt security holdings based on their investment grade credit ratings from third party security rating agencies;

• assessing if declines in market value are other-than-temporary for any debt security holding with non-investment grade credit rating based on the continuity of its debt service record;

• determining the necessary provision for declines in market value that are considered other-than-temporary based on the analyses performed;

• assessing the Company’s ability and intent to hold these securities at least until the investment impairment is recovered.

Kingsway Financial Services Inc.	Page 34

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

The risks and uncertainties inherent in the assessment methodology utilized to determine declines in market value that are other-than-temporary include, but may not be limited to, the following:

• the opinion of professional investment managers could be incorrect;

• the past trading patterns of individual securities may not reflect future valuation trends;

• the credit ratings assigned by independent credit rating agencies may be incorrect due to unforeseen or unknown facts related to a company’s financial situation; and

• the debt service pattern of non-investment grade securities may not reflect future debt service capabilities and may not reflect a company’s unknown underlying financial problems.

As a result of the above analysis performed by management to determine declines in market value that are other than temporary, there were no write downs for other-than-temporary impairments for the quarters and years ended June 30, 2011 and June 30, 2010.

Management has reviewed currently available information regarding other securities with estimated fair values that are less than their carrying amounts and believes that these unrealized losses are not other-than-temporary and are primarily due to temporary market and sector-related factors rather than to issuer-specific factors. The Company does not intend to sell those securities, and it is not unlikely that it will be required to sell those securities before recovery of its amortized cost.

Net investment income and net realized gains for the three and six months ended June 30, 2011 and June 30, 2010, respectively, are comprised as follows:

	Three months ended June 30:		Six months ended June 30:
	2011	2010	2011	2010
Investment income
Interest from bonds	$849	$2,715	$1,719	$4,907
Interest from other	133	117	253	281
Dividends	237	29	464	528
Gross Investment income	1,219	2,861	2,436	5,716
Investment expenses	$67	$207	$207	$309
Net investment income	1,152	2,654	2,229	5,407
Net realized gains	$17	$171	$18	$472

The decrease in interest income for the quarter and six months ended June 30, 2011 as compared to the same periods last year is primarily due to lower yields, shorter duration and risk profile of the portfolio and a smaller fixed-income securities portfolio as a result of the reduction in premiums written.

NOTE 7    Investment in Associate

The Company’s investment in the preferred and restricted voting common stock of Atlas is accounted for under the equity method of accounting on a three-month lag basis. The fair value and approximate voting and equity percentages, based on the most recent publicly available data, for the Company’s investment in associate at March 31, 2011 and December 31, 2010 was:

	March 31, 2011	December 31, 2010
Carrying amount	$48,356	$49,079
Fair value	$44,482	$49,079
Approximate voting percentage	30%	30%
Approximate equity percentage	75%	75%

The fair value of the Company’s investment in associate at March 31, 2011 is calculated based on the published closing stock price of Atlas at March 31, 2011. The fair value of the Company’s investment in associate at December 31, 2010 approximates carrying value due to the associate not being actively traded at December 31, 2010.

Kingsway Financial Services Inc.	Page 35

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Summarized financial information for Atlas at March 31, 2011 and December 31, 2010 is presented below:

	March 31, 2011	December 31, 2010
Total assets	$211,523	$225,438
Total liabilities	$155,790	$167,916
Total revenue	$10,191	$59,973
Net loss	$(889)	$(21,812)

NOTE 8    Financial Risk and Capital Management

Credit risk:

The Company is exposed to credit risk principally through its fixed-income securities and balances receivable from policyholders and reinsurers. The Company monitors concentration and credit quality risk through policies to limit and monitor its exposure to individual issuers or related groups (with the exception of U.S. and Canadian government bonds) as well as through ongoing review of the credit ratings of issuers held in the securities portfolio. The Company’s credit exposure to any one individual policyholder is not material. The Company’s policies, however, are distributed by agents, program managers or brokers who manage cash collection on its behalf. The Company has policies to evaluate the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvency.

The table below summarizes the credit exposure of the Company by rating as assigned by Standard & Poor’s (“S&P”) or Moody’s Investor Services to its investments in fixed income securities and term deposits, using the higher of these ratings for any security where there is a split rating:

	June 30, 2011		December 31, 2010
AAA/Aaa	$97,200	68.6%	$103,675	70.7%
AA/Aa	23,247	16.4	27,401	18.7
A/A	19,743	13.9	13,145	9.0
BBB/Baa	656	0.5	641	0.4
CCC/Caa or lower, or not rated	824	0.6	1,740	1.2
Total	$141,670	100.0%	$146,602	100.0%

As at June 30, 2011, 98.9% of the fixed income portfolio is rated ‘A’ or better. Changes in this distribution from period to period are primarily due to timing of investment maturities and reinvestment.

Interest rate risk:

The Company is exposed to changes in the value of its fixed income securities to the extent that market interest rates change. The Company actively manages its interest rate exposure with the objective of enhancing net interest income within established risk tolerances and Board-approved investment policies. The securities portfolio is comprised of primarily fixed-income securities that are usually held to maturity, due to which periodic changes in interest rate levels generally impact the financial results to the extent that reinvestment yields are different than the original yields on maturing securities. Also, during periods of rising interest rates, the market value of the existing fixed-income securities will generally decrease and realized gains on fixed-income securities will likely be reduced. The reverse is true during periods of declining interest rates.

It is estimated that an immediate hypothetical 100 basis point increase in interest rates would decrease the market value of the fixed-income securities by $2.2 million, representing 1.5% of the $142.9 million fair value fixed-income securities portfolio. Because the continuing operations securities portfolio is classified as available-for-sale, the impact of this hypothetical increase in interest rates would affect other comprehensive income and have no affect on net income until the security is sold or written down as a result of other-than-temporary impairment.

Kingsway Financial Services Inc.	Page 36

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Computation of the prospective effect of hypothetical interest rate changes is based on numerous assumptions, including maintenance of the existing levels and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. The analysis is based on the following assumptions:

a)	The securities in the Company’s portfolio are not impaired;
b)	credit and liquidity risks have not been considered;
c)	interest rates and equity prices move independently; and
d)	shifts in the yield curve are parallel.

Available-for-sale securities in an unrealized loss position as reflected in accumulated other comprehensive income may at some point in the future be realized through a sale or impairment.

Foreign currency risk:

The Company is exposed to changes in the U.S. to Canadian dollar foreign currency exchange rate, primarily through Canadian dollar indebtedness. It does not hedge any of this foreign currency exposure. Its U.S. operations generally hold their investments in U.S. dollar-denominated securities, and the Canadian entities in Canadian dollar-denominated securities. A one cent appreciation in the value of the Canadian dollar relative to the U.S. dollar decreases income before income taxes by approximately $0.3 million.

Liquidity and cash flow risk:

Liquidity risk is the risk of having insufficient cash resources to meet current financial obligations without raising funds at unfavorable rates or selling assets on a forced basis. Liquidity risk arises from general business activities and in the course of managing the assets and liabilities. There is the risk of loss to the extent that the sale of a security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows. Cash flow risk arises from risk that future inflation of policyholder cash flow exceeds returns on long-dated investment securities. The purpose of liquidity and cash flow management is to ensure that there is sufficient cash to meet all financial commitments and obligations as they fall due. The liquidity and cash flow requirements of the Company’s business have been met primarily by funds generated from operations, asset maturities and income and other returns received on securities as well as the sale of certain operations. Cash provided from these sources is used primarily for claims and claim adjustment expense payments, debt servicing and operating expenses. The timing and amount of catastrophe claims are inherently unpredictable and may create increased liquidity requirements. To meet these cash requirements, the Company has policies to limit and monitor its exposure to individual issuers or related groups and to ensure that assets and liabilities are broadly matched in terms of their duration and currency. The Company believes that it has the flexibility to obtain, from internal sources, the funds needed to fulfill the cash requirements during the current financial year and also to satisfy regulatory capital requirements.

The Company holds $115.5 million in cash and cash equivalents and term deposits, representing approximately 39.4% of invested assets. The majority of the other fixed-income securities are also liquid.

The following table summarizes carrying amounts of financial instruments by contractual maturity or expected cash flow dates (the actual repricing dates may differ from contractual maturity because certain securities and debentures have the right to call or prepay obligations with or without call or prepayment penalties):

Kingsway Financial Services Inc.	Page 37

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

As at June 30, 2011	One year or less	One to five years	Five to ten years	More than ten years	No specific date	Total
Assets:
Cash and cash equivalents	$101,705	$-	$-	$-	$-	$101,705
Investment in securities	50,128	74,482	12,783	4,277	1,217	142,887
Investment in associate	-	-	-	-	48,356	48,356
Accrued investment income	1,909	-	-	-	-	1,909
Financed premiums	6,688	-	-	-	-	6,688
Accounts receivable	46,205	-	-	-	-	46,205
Due from reinsurers and other insurers	145	80	6	-	-	231
Total:	$206,780	$74,562	$12,789	$4,277	$49,573	$347,981
Liabilities:
Loans payable	$-	$2,418	$-	$-	$-	$2,418
Accounts payable and accrued expenses	38,333	-	-	-	-	38,333
Unpaid claims	89,726	49,496	3,742	132	-	143,096
LROC preferred units	-	12,579	-	-	-	12,579
Senior unsecured debentures	-	27,916	-	-	-	27,916
Subordinated indebtedness	-	-	-	30,519	-	30,519
Total:	$128,059	$92,409	$3,742	$30,651	$-	$254,861

As at December 31, 2010	One year or less	One to five years	Five to ten years	More than ten years	No Specific date	Total
Assets:
Cash and cash equivalents	$140,567	$-	$-	$-	$-	$140,567
Investment in securities	39,752	72,694	29,101	5,055	82	146,684
Investment in associate	-	-	-	-	49,079	49,079
Accrued investment income	1,957	-	-	-	-	1,957
Financed premiums	13,572	-	-	-	-	13,572
Accounts receivable	46,394	-	-	-	-	46,394
Funds held in escrow	2,150	20,109	-	-	-	22,259
Due from reinsurers and other insurers	4,809	2,638	198	6	-	7,651
Total:	$249,201	$95,441	$29,299	$5,061	$49,161	$428,163
Liabilities:
Accounts payable and accrued expenses	$42,384	$-	$-	$-	$-	$42,384
Unpaid claims	109,816	60,241	4,495	156	-	174,708
LROC preferred units	-	13,076	-	-	-	13,076
Senior unsecured debentures	-	37,177	-	-	-	37,177
Subordinated indebtedness	-	-	-	40,480	-	40,480
Total:	$152,201	$110,494	$4,495	$40,636	$-	$307,825

Kingsway Financial Services Inc.	Page 38

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Capital Management:

The Company has formulated its capital management objectives to meet regulatory requirements, to develop strong financial strength ratings and to maximize returns to shareholders. It manages capital in accordance with policies established by the Board. These policies relate to capital strength, capital mix, dividends and return on capital, and the unconsolidated capital adequacy of all regulated entities. The Company has a capital management process in place to measure, deploy and monitor its available capital and assess its adequacy on a continuous basis. Senior executive management develops the capital strategy and oversees the capital management processes of the Company. Capital is managed using both regulatory capital measures and internal metrics.  The Company’s capital is primarily derived from common shareholders’ equity, retained deficit and accumulated other comprehensive income.

As a holding company, the Company derives cash from its subsidiaries generally in the form of dividends and management fees to meet its obligations, which primarily consist of interest payments on external debt as well as holding company operating expenses. The Company’s insurance subsidiaries fund their obligations primarily through the premium and investment income and maturities in the securities portfolio. The operating insurance subsidiaries require regulatory approval for the return of capital and, in certain circumstances, prior to the payment of dividends. In the event that dividends and management fees available to the holding company are inadequate to service its obligations, the Company would need to raise capital, sell assets or restructure its debt obligations.

The Company’s dividend was suspended in the second quarter of 2009 with no dividend payments made since that date.

Throughout 2010 and six months of 2011, the Company has continued to experience net losses. The reduction in shareholders’ equity as a result of these ongoing losses can detrimentally impact the Company’s capital flexibility by triggering negative covenants in its trust indentures and/or limiting the dividend capacity of the operating subsidiaries. A description of the negative covenants is disclosed in the Liquidity and Capital Resources section of the MD&A.

In the United States, a risk based capital (“RBC”) formula is used by the National Association of Insurance Commissioners (“NAIC”) to identify property and casualty insurance companies that may not be adequately capitalized. The NAIC requires that capital and surplus not fall below 200% of the authorized control level. As at June 30, 2011, all U.S. subsidiaries are estimated to be above the required RBC levels including Universal Casualty Company (“UCC”).

As at December 31, 2010, UCC’s RBC was 160%, which was at the company action level.  UCC has entered into a voluntary runoff and has prepared a comprehensive plan which it filed with the Illinois Department of Insurance in April 2011. The comprehensive plan, which was approved by the Illinois Department of Insurance in June 2011, outlines UCC’s future plans, including the current and projected RBC level, which is required to be maintained at or above 200% under the comprehensive plan. Achievement of the comprehensive plan depends on future events and circumstances, the outcome of which cannot be assured. Nevertheless, the Company expects that UCC will take all necessary steps to comply with the provisions of the plan.

NOTE 9    Goodwill and Intangible Assets

Goodwill and intangible assets are comprised as follows:

	June 30, 2011	December 31, 2010
Goodwill	$3,010	$3,273
Intangible assets subject to amortization
Agent relationships	36	73
Computer software	1,217	1,492
Intangible assets not subject to amortization
Insurance licenses	7,803	7,803
Renewal rights	31,318	31,318
Goodwill and intangible assets	$43,384	$43,959

Effective January 1, 2011, the renewal rights intangible assets were deemed to have indefinite useful lives and, therefore, are no longer being amortized.

Kingsway Financial Services Inc.	Page 39

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 10    Unpaid Claims

The establishment of the estimated provision for unpaid claims is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include the Company's experience with similar cases and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's claims departments' personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, court decisions, economic conditions and public attitudes.

Consequently, the process of establishing the estimated provision for unpaid claims is complex as it relies on the judgment and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provision necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

The Company’s evaluation of the adequacy of unpaid claims includes a re-estimation of the liability for unpaid claims relating to each preceding financial year compared to the liability that was previously established. The results of this comparison and the changes in the provision for unpaid claims, net of amounts recoverable from reinsurers, as of June 30, 2011 and December 31, 2010 were as follows:

	June 30, 2011	December 31, 2010
Unpaid claims - beginning of year net	$166,734	$186,685
Provision for claims occurring:
In the current year	74,319	200,279
In prior years	1,701	14,402
Claims paid during the year relating to:
The current year	32,128	122,956
The prior years	67,551	111,676
Unpaid claims - end of period net	143,075	166,734
Reinsurers’ and other insurers’ share of unpaid claims	21	7,974
Unpaid claims - end of period	$143,096	$174,708

NOTE 11    Debt

Long term debt consists of the following instruments:

	June 30, 2011		December 31, 2010
	Principal	Fair Value	Principal	Fair Value
6% Senior unsecured debentures due 2012	$1,903	1,894	$12,547	12,233
7.5% Senior notes due 2014	26,966	26,022	26,966	24,944
LROC preferred units due 2015	20,381	12,579	19,764	13,076
Subordinated indebtedness	90,500	30,519	90,500	40,480
Total	$139,750	71,014	$149,777	90,733

Kingsway Financial Services Inc.	Page 40

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Subordinated indebtedness mentioned above consists of the following trust preferred debt instruments:

Issuer	Principal	Issue date	Interest	Redemption date
Kingsway CT Statutory Trust I	15,000	12/04/2002	annual interest rate equal to LIBOR, plus 4.00% payable quarterly	12/04/2032
Kingsway CT Statutory Trust II	17,500	05/15/2003	annual interest rate equal to LIBOR, plus 4.10% payable quarterly	05/15/2033
Kingsway CT Statutory Trust III	20,000	10/29/2003	annual interest rate equal to LIBOR, plus 3.95% payable quarterly	10/29/2033
Kingsway DE Statutory Trust III	15,000	05/23/2003	annual interest rate equal to LIBOR, plus 4.20% payable quarterly	05/23/2033
Kingsway DE Statutory Trust IV	10,000	09/30/2003	annual interest rate equal to LIBOR, plus 3.85% payable quarterly	09/30/2033
Kingsway DE Statutory Trust VI	13,000	01/08/2004	annual interest rate equal to LIBOR, plus 4.00% payable quarterly	01/08/2034

During the first quarter of 2011, the Company gave notice to its Trust Preferred trustees of its intention to exercise its voluntary right to defer interest payments for up to 20 quarters, pursuant to the contractual terms of its outstanding Trust Preferred indentures, which permit interest deferral. This action does not constitute a default under the Company’s Trust Preferred indentures or any of its other debt indentures.  At June 30, 2011, deferred interest payable of $1.6 million is included in accounts payable and accrued expenses in the consolidated balance sheet.  The cash interest due in 2016 is subject to changes in LIBOR over the deferral period.

Pursuant to the debt buyback initiatives, the Company has repurchased a substantial amount of its external debt. During the second quarter of 2011, Kingsway 2007 General Partnership purchased and cancelled $11.2 million par value of its senior unsecured debentures with a carrying value of $11.1 million for $10.6 million recording a gain of $0.5 million.  During the second quarter of 2010, KAI and Kingsway 2007 General Partnership purchased and cancelled $10.8 million ($95.6 million prior year to date) par value of its senior unsecured debentures with a carrying value of $9.0 million ($82.0 million prior year to date) for $9.3 million ($79.0 million prior year to date) recording a loss of $0.3 million (gain of $3.0 million prior year to date).

The fair value of the senior unsecured debentures, senior notes and LROC preferred units is based on quoted market prices (Level 1) and the fair value of the subordinated indebtedness is estimated based on an internal model based on significant market observable inputs (Level 2).

NOTE 12    Income Taxes

(a)	The Company’s provision for income taxes for the second quarter and six months ended June 30 is summarized as follows:

Three months ended June 30,			Six months ended June 30,
	2011	2010	2011	2010
Provision for taxes at Canadian statutory marginal income tax rate	$(1,316)	$(6,987)	$(6,256)	$(37,374)
Valuation allowance	1,761	11,383	8,148	41,809
Foreign operations subject to different tax rates	(270)	(1,003)	(1,218)	(3,696)
Change in tax rates and other	92	(3,716)	(815)	(3,751)
Income tax expense (benefit) for continuing operations	$267	$(323)	$(141)	$(3,012)

Kingsway Financial Services Inc.	Page 41

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

(b)	Income tax expense (benefit) for the second quarter and six months ended June 30 consists of the following:

Three months ended June 30,			Six months ended June 30,
	2011	2010	2011	2010
Current tax benefit	$(310)	$(629)	$(725)	$(1,177)
Deferred tax expense (benefit)	577	306	584	(1,835)
Total	$267	$(323)	$(141)	$(3,012)

(c)	The components of deferred income tax balances at June 30, 2011 and December 31, 2010 are as follows:

	June 30, 2011	December 31, 2010
Deferred income tax assets:
Losses carried forward	$251,078	$240,165
Unpaid claims and unearned premiums	6,342	8,093
Other	13,871	16,163
Valuation allowance	(245,971)	(240,447)
Deferred income tax assets	25,320	23,974
Deferred income tax liabilities:
Deferred policy acquisition costs	(3,532)	(4,744)
Securities	(1,585)	(1,703)
Fair value of debt	(20,029)	(17,024)
Deferred income tax liabilities	(25,146)	(23,471)
Net deferred income tax assets	$174	$503

(d)	Amounts and expiration dates of the operating loss carry forwards are as follows:

	Year of net operating loss	Expiration date	Net operating loss
U.S. operations:	1997	2012	$183
	2000	2020	385
	2001	2021	147
	2006	2026	25,224
	2007	2027	58,575
	2008	2028	41,398
	2009	2029	493,782
	2010	2030	68,195
	2011	2031	32,080

In addition, there are operating loss carry forwards relating to the operations in Barbados in the amount of $83.8 million. All of these losses will expire by 2018.

The Company established valuation allowances of $246.0 million (U.S. Operations - $242.9 million; Other - $3.1 million) and $240.4 million (U.S. Operations - $237.4 million; Other – 3.1 million) for its gross deferred tax assets at June 30, 2011 and December 31, 2010, respectively. Based on the Company’s expectations of taxable income, its ability to change its investment strategy, as well as reversing gross deferred tax liabilities, management believes it is more likely than not that the Company will fully realize the net deferred tax assets (Canadian operations - $0.2 million U.S. operations - nil), with the exception of the aforementioned valuation allowance. The Company has, therefore established the valuation allowance at June 30, 2011  mainly as a result of the potential inability to utilize its net operating losses in the U.S. that do not expire for up to 20 years. The uncertainty over the Company’s ability to utilize these losses over the short-term has led to the Company recording the valuation allowance at June 30, 2011 and December 31, 2010.

Kingsway Financial Services Inc.	Page 42

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 13    Segmented Information

The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. Previously, the Company managed these businesses in two reportable segments, the United States and Corporate. As a result of implementing its corporate restructuring plan, and exiting non-core businesses, the Company now manages its business in the following three segments: Agency and Non-underwriting, Underwriting and Corporate and Other. Results for the Company’s operating segments are based on the Company’s internal financial reporting systems and are consistent with those followed in the preparation of the consolidated financial statements.

	Three months ended June 30, 2011
	Agency and Non-underwriting	Underwriting	Corporate and Other	Total
Gross premiums written	$-	$31,986	$-	$31,986
Net premiums earned	-	42,575	-	42,575
Commission income	5,904	-	-	5,904
Investment income	11	701	440	1,152
Net realized gain (loss)	-	(3)	20	17
Unrealized gain on fair value of debt	-	-	11,237	11,237
Share of loss of associate	-	-	(668)	(668)
Miscellaneous (loss) income	2	30	(1,106)	(1,074)
Interest expense	-	-	1,833	1,833
Amortization of property and equipment	99	173	46	318
Amortization of intangible assets	-	55	128	183
Income tax expense (benefit)	417	(10)	(140)	267
(Loss) income from continuing operations net of tax	$(298)	$(8,970)	$4,344	$(4,924)

Kingsway Financial Services Inc.	Page 43

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

	Three months ended June 30, 2010
	Agency and Non-underwriting	Underwriting	Corporate and Other	Total
Gross premiums written	$-	$50,207	$-	$50,207
Net premiums earned	-	57,020	-	57,020
Commission income	1,854	-	-	1,854
Investment income	-	2,384	270	2,654
Net realized gain (loss)	-	188	(17)	171
Unrealized loss on fair value of debt	-	-	(13,233)	(13,233)
Miscellaneous income	-	53	9,029	9,082
Interest expense	-	-	3,680	3,680
Amortization of property and equipment	43	280	293	616
Amortization of intangible assets	876	393	592	1,861
Income tax (benefit) expense	-	11	(334)	(323)
Loss from continuing operations net of tax	$(1,927)	$(3,393)	$(16,901)	$(22,221)

	Six months ended June 30, 2011
	Agency and Non-underwriting	Underwriting	Corporate and Other	Total
Gross premiums written	$-	$74,401	$-	$74,401
Net premiums earned	-	88,211	-	88,211
Commission income	12,317	-	-	12,317
Investment income	24	1,730	475	2,229
Net realized gain (loss)	-	(2)	20	18
Unrealized gain on fair value of debt	-	-	8,632	8,632
Share of loss of associate	-	-	(668)	(668)
Miscellaneous (loss) income	3	116	(2,166)	(2,047)
Interest expense	-	-	3,736	3,736
Amortization of property and equipment	197	347	(119)	425
Amortization of intangible assets	-	99	669	768
Income tax (benefit) expense	417	(65)	(493)	(141)
Income (loss) from continuing operations net of tax	$742	$(17,352)	$(5,394)	$(22,004)

Kingsway Financial Services Inc.	Page 44

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

	Six months ended June 30, 2010
	Agency and Non-underwriting	Underwriting	Corporate and Other	Total
Gross premiums written	$-	$115,011	$-	$115,011
Net premiums earned	-	118,101	-	118,101
Commission income	4,298	-	-	4,298
Investment income	-	4,949	458	5,407
Net realized gain (loss)	-	489	(17)	472
Unrealized loss on fair value of debt	-	-	(81,657)	(81,657)
Miscellaneous income	-	2,319	4,295	6,614
Interest expense	-	-	8,655	8,655
Amortization of property and equipment	86	620	496	1,202
Amortization of intangible assets	1,752	393	1,226	3,371
Income tax (benefit) expense	(168)	276	(3,120)	(3,012)
Loss from continuing operations net of tax	$(4,234)	$(15,375)	$(97,978)	$(117,587)

NOTE 14    Related Party Transactions

Related party transactions, including services provided to or received by the Company’s subsidiaries, are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the parties.  Management believes that consideration paid for such services approximate fair value. Except where disclosed elsewhere in these consolidated financial statements, the following is a summary of related party transactions.

On January 4, 2010, the Company and its subsidiary KAI acquired certain assets of Itasca Financial, LLC, a property and casualty insurance industry advisory firm, owned and controlled by Mr. Swets, a former director and current Chief Executive Officer and President of the Company. The consideration for the assets purchased is equal to $1.5 million cash and one million restricted common shares of the Company.  The value of the consideration paid was approximately $2.5 million at the time of close.

Subsequent to the transaction, certain employees of Itasca are now employees within the KAI group, including Mr. Swets, who was appointed Chief Executive Officer and President of Kingsway effective June 30, 2010.

In March 2010, the Company signed an agreement with American Physicians Assurance Corporation (“AP Assurance”) to provide investment management and investment accounting services to the Company, commencing April 1, 2010.  Two of the members of the Company’s Board of Directors sat on the board of AP Assurance in March 2010, making it a related party. This agreement is at fair market terms and conditions.

In the first quarter of 2010, in addition to a previously agreed retainer of C$0.2 million, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. This additional payment was made in the second quarter of 2010.

In the second quarter of 2010, the Board of Directors had decided to pay an additional $0.1 million to the Chairman of the Board. The Company paid half of this additional amount in the second quarter of 2010. The remaining payment was made in the third quarter of 2010.

The additional payments to the Chairman of the Board in 2010 were due to his increased workload with respect to various matters confronting the Company.

Kingsway Financial Services Inc.	Page 45

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 15    Commitments and Contingencies

In connection with its operations, the Company and its subsidiaries are named as defendants in various actions for damages and costs allegedly sustained by the plaintiffs. While it is not possible to estimate the outcome of the various proceedings at this time, it is reasonably possible that some of the actions may have a material adverse effect on the Company’s overall financial position.

In addition to the exposures outlined above, the Company is engaged in the following legal disputes:

a)   As discussed in detail in the 2010 Annual Report, in May 2009 the Company placed all of Lincoln General Insurance Company (“Lincoln”) into voluntary run-off, and subsequently on October 19, 2009, with the objective of protecting the interests of the Company’s stakeholders, KAI, an indirect wholly owned subsidiary of the Company, disposed of its entire interest in its wholly owned subsidiary, Walshire Assurance Company (“Walshire”). Walshire was the sole shareholder of Lincoln. All of the stock of Walshire was donated to charities, and with this disposition Lincoln ceased being a member of the Kingsway group of companies. The disposition led to litigation with the Pennsylvania Insurance Department (“DOI”), as discussed in the 2010 Annual Report. In April 2011, the Company entered into a definitive agreement to purchase a minority stake in a newly formed holding company that, subject to regulatory approval, will own a majority of Walshire. In addition, the Company and DOI have been in settlement discussions to resolve the litigation in conjunction with the proposed Walshire transaction, whereby, upon approval and subsequent closing of this transaction, the appeal filed by DOI would be withdrawn and the litigation involving Kingsway, DOI and the charities would be discontinued.

b)   The Company is the defendant in a breach of contract suit filed by a former employee.

NOTE 16    Transition to International Financial Reporting Standards

The Canadian Accounting Standards Board requires all publically accountable companies to present their financial statements in accordance with IFRS as the replacement for Canadian GAAP for fiscal years beginning on or after January 1, 2011. Accordingly, the consolidated financial statements of the Company for the year ending December 31, 2011, will be prepared in accordance with IFRS as issued by the IASB. As these financial statements represent the Company's initial presentation of its results and financial position under IFRS, they were prepared in accordance with IAS 34 and are using the accounting policies which the Company expects to adopt in its consolidated financial statements for the year ending December 31, 2011 based on currently effective standards.

The Company has also presented the following consolidated financial statements prepared on an IFRS basis together with reconciliations to previously reported amounts prepared on a Canadian GAAP basis:

As at January 1, 2010 (transition date to IFRS) and June 30, 2010 and December 31, 2010:

Balance sheets

For the three and six months ended June 30, 2010 and the year ended December 31, 2010:

Statements of Operations

Statements of Comprehensive Income

For the six months ended June 30, 2010 and the year ended December 31, 2010:

Statements of Changes in Shareholders’ Equity

Statements of Cash Flows

As permitted by the U.S. Securities and Exchange Commission (“SEC”), the Company is not required to provide a reconciliation of its IFRS reported results to U.S. generally accepted accounting principles in its annual consolidated financial statements filed with the SEC.

The IFRS consist of the International Financial Reporting Standards and IAS issued or adopted by the IASB together with interpretations issued or adopted by the IFRIC or its predecessor organization the SIC. IFRS is based on a conceptual framework similar to that of Canadian GAAP, but there are differences in recognition, measurement, and disclosure which have been identified and have been addressed in the course of implementing IFRS.

Kingsway Financial Services Inc.	Page 46

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

In preparation for adoption of IFRS, beginning in November 2008, an IFRS Project Charter and Plan, approved by the Audit Committee, were implemented.  All activities required to adopt IFRS were substantially completed in March 2011.

Note 2 in the unaudited consolidated financial statements for the three months and six months ended June 30, 2011 and 2010 contains a summary of the accounting policies that were consistently applied in preparation of the consolidated financial statements for all periods presented therein.

The following describes the impact of adopting IFRS on the Company’s financial position and results of operations.

IFRS 1, First-time Adoption of International Financial Reporting Standards, (“IFRS 1”)

IFRS 1 provides guidance on adoption of IFRS from previously followed generally accepted accounting principles and generally requires that all IFRS in effect at the end of the first IFRS annual reporting period be applied retrospectively. However, IFRS 1 does require certain mandatory exceptions and permits certain optional exemptions to full retrospective application of standards in effect on the initial reporting date.  In addition, this standard requires that its provisions be applied to the first annual IFRS financial statements as well as each interim financial report that is presented in accordance with IAS 34.

Mandatory Exceptions

The following mandatory exception was applied prospectively at January 1, 2010, the transition date.

Hindsight has not been used to revise estimates made under Canadian GAAP and accordingly estimates previously made are consistent with their application under IFRS. The other mandatory exceptions are not applicable to the Company.

Optional Exemptions

The following optional exemptions that have an impact on the Company’s financial position at the transition date have been applied prospectively:

a) IFRS 3, Business Combinations, (“IFRS 3”)

The Company has elected to apply IFRS 3 prospectively to business combinations from the transition date of January 1, 2010.  The classification and measurement of past business combinations have been based on acquisition date values and the goodwill carrying amount has been based on Canadian GAAP, subject to additional considerations under IFRS 1, Appendix B.

b) Cumulative translation differences

IAS 21, The Effects of Changes in Foreign Exchange Rates, (“IAS 21”) requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. The Company has elected to deem all cumulative translation differences in the amount of $14.8 million to zero on the transition date to IFRS and the transition date will be the reference point for future foreign entity disposals.

c)  Designation of previously recognized financial instruments

The Company has elected to measure its interest-bearing debt as at fair value, which is recorded as unrealized gain (loss) on fair value of debt in the statement of operations.  Interest-bearing debt includes:

•	Senior unsecured debt:

o	7.5% senior notes due 2014

o	6% senior unsecured debentures due 2012

•	LROC preferred units

•	Subordinated trust preferred debt

The debt instruments listed above had been measured at amortized cost under Canadian GAAP. The fair value election reduces an accounting mismatch in the Company’s statement of financial position because (a) the Company’s investment portfolio, largely consisting of interest-bearing bonds, shares interest rate risk with the Company’s interest-bearing debt, is classified as available for sale and is measured at fair value and (b) the Company manages and evaluates interest-bearing debt on the basis of its fair value. As a result, a previously unrecognized gain of $165.1 million is recognized at the transition date in retained deficit, which is reduced to a $50.1 million gain as of December 31, 2010, due to significant buy-back of debt instruments during 2010 as well as an increase in the Company’s debt fair value per unit during 2010.  The per unit debt fair value has increased during 2010 as the debt nears maturity and also due to significant buy-backs.

Kingsway Financial Services Inc.	Page 47

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

d) Share-based payments

Awards granted under the Company’s stock option plan provide for graded vesting, whereby employees vest in the options over a period of time, generally 4 years.  IFRS 2, Share-Based Payments, (“IFRS 2”) requires that in such cases each vesting tranche is treated as a separate grant resulting in accelerated expense recognition.  Accordingly nil and $0.5 million has been charged to retained deficit as of the transition date and December 31, 2010 respectively, with a corresponding increase in contributed surplus as additional compensation expense.

e) Other exemptions

The Company has also elected to apply the following IFRS 1 exemptions prospectively on the transition date. There is no impact to the financial statements on adoption of these IFRS 1 elections.

•	IFRS 4, Insurance Contracts. The transitional provisions of the standard have been adopted.

•	IFRS 2 requirements for equity settled share-based payments related to options expected to vest will be estimated at the grant date and adjusted periodically beginning with the transition date.

•
Investments in Subsidiaries, Jointly Controlled Entities and Associates. Investment in subsidiaries will be based on Canadian GAAP carrying values as the deemed cost under IFRS in the separate financial statements issued on or after transition date.

The following describes the impact on the Company’s accounting and reporting policies on adoption of IFRS:

a) IAS 27, Consolidated and Separate Financial Statements, (“IAS 27”)

In July 2005, Kingsway Linked Return of Capital Trust (“KLROC Trust”), KL Limited Partnership (“KL LP”), Kingsway Note Trust (“KN Trust”), Kingsway ROC GP (“ROC GP”) and Kingsway ROC LLC (“ROC LLC”) were formed in order to provide investors with exposure to a note payable by KAI and to provide KAI with financing. The Company was a promoter of these entities. KLROC Trust issued 3,120,000 preferred units at Canadian $25 per unit in an initial public offering (LROC units). The net proceeds after issuance costs were used to purchase the note payable by KAI. Prior to June 30, 2010, these entities were considered variable interest entities (“VIE”) under Canadian GAAP, but the Company was not considered to be the primary beneficiary. The financial statements of these entities were not consolidated, and the Company accounted for its investments in them using the equity method. In July 2010, the Company purchased additional LROC units and beneficially owns and controls 74.8% of the issued and outstanding LROC units.  The Company determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of the other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP.

IAS 27 and SIC-12 do not have a concept of VIE and require that a parent consolidate its investments in subsidiaries using the control model where the parent obtains the benefits from the subsidiaries activities. The Company has determined that, under IFRS, these entities were formed under trust agreements that strictly control their activities and the Company obtains the benefits of their activities. Accordingly under IFRS, the Company has consolidated the financial statements of KLROC Trust, which includes the accounts of the other aforementioned entities, beginning January 1, 2010, the IFRS transition date.

b) IFRS 4, Insurance Contracts, (“IFRS 4”)

IFRS 4 allows insurers adopting IFRS to continue with their existing accounting policies. IFRS also permits entities to continue to apply their existing policies for measuring insurance liabilities, subject to a liability adequacy test. Based on the qualitative and quantitative assessment, there is no significant impact of the adoption of IFRS 4.

IFRS 4 introduces new disclosures, which will be included in the Company’s annual consolidated financial statements as at and for the year ending December 31, 2011. These disclosures include insurance risk sensitivity analysis showing the estimated impact on income and equity resulting from changes in relevant risk variables and assumptions used in preparing the analysis.  New disclosures also include concentration of insurance risk, detailing management’s basis of determining insurance risk concentration. IFRS 4 does not permit off-setting of insurance liabilities against related insurance assets nor income and expenses to be offset from reinsurance amounts.

c) IAS 36, Impairment of Assets, (“IAS 36”)

IAS 36 requires the recoverable amount of an asset to be measured whenever there is an indication that the asset may be impaired. In addition, the standard also requires that intangible assets with indefinite lives and goodwill be tested for impairment annually, by comparing the carrying value with the recoverable amount irrespective of whether there is an indication of impairment. Under Canadian GAAP, an evaluation is performed whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

Kingsway Financial Services Inc.	Page 48

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

At December 31, 2010, Kingsway had intangible assets and goodwill with carrying values of $40.7 million and $3.3 million, respectively. The Company has performed the impairment test at December 31, 2010 for intangible assets and goodwill based on IAS 36 requirements and has concluded that no impairment provision is warranted. Going forward, the Company will perform the annual impairment test for intangible assets and goodwill at year end.

d) IFRS 2, Share-Based Payments, (“IFRS 2”)

IFRS 2 requires that forfeitures of equity settled share-based payments which have been granted, are estimated at date of grant and re-estimated each period based on actual experience to determine the compensation expense over the vesting period. The Company has changed its method which was based on actual forfeitures at period end over the vesting period. The estimated periodic compensation expense may differ from the prior accounting policy.

The accounting policies described in Note 2 and above have been applied to the unaudited interim consolidated financial statements as of and for the three months and six months ended June 30, 2011 and June 30, 2010 and to the opening IFRS balance sheet as at January 1, 2010, the transition date to IFRS.  In preparing the opening IFRS balance sheet and the comparative information as of and for the three months and six months ended June 30, 2010 and the consolidated financial statements for the year ended December 31, 2010, adjustments were made to previously reported amounts in the consolidated financial statements prepared in accordance with Canadian GAAP to conform to IFRS.  The impact of adopting IFRS is shown in the tables and notes below.

Kingsway Financial Services Inc.	Page 49

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Balance Sheet to IFRS
January 1, 2010	Effect of transition to IFRS
(Unaudited)	GAAP	KLROC Trust Consolidation	Debt Fair Value Adjustment	CTA Reclassification and Other	IFRS
Assets
Cash and cash equivalents	$58,726	$6,836	$-	$-	$65,562
Investment in securities	512,197	(6,117)	-	-	506,080
Accrued investment income	4,158	(216)	-	-	3,942
Financed premiums	15,237	-	-	-	15,237
Accounts receivable	85,621	144	-	-	85,765
Due from reinsurers and other insurers	4,938	-	-	-	4,938
Deferred policy acquisition costs	29,088	-	-	-	29,088
Income taxes recoverable	15,883	255	-	-	16,138
Deferred income taxes	9,481	-	-	-	9,481
Property and equipment	30,308	-	-	-	30,308
Goodwill and intangible assets	37,573	-	-	-	37,573
Other assets	8,664	(3,878)	-	-	4,786
Assets held for sale	1,145,481	-	-	-	1,145,481
	$1,957,355	$(2,976)	$-	$-	$1,954,379
Liabilities and Shareholders’ Equity
Liabilities
Loan payable	$66,222	$(66,222)	$-	$-	$-
Accounts payable and accrued expenses	61,041	(131)	-	-	60,910
Unearned premiums	120,657	-	-	-	120,657
Unpaid claims	368,501	-	-	-	368,501
LROC preferred units	-	50,788	(28,400)	-	22,388
Senior unsecured debentures	176,764	-	(73,252)	-	103,512
Subordinated indebtedness	87,415	-	(63,449)	-	23,966
Liabilities held for sale	907,416	-	-	-	907,416
	$1,788,016	$(15,565)	$(165,101)	$-	$1,607,350
Shareholders’ Equity
Share capital	$295,291	$-	$-	$-	$295,291
Contributed surplus	20,549	-	-	-	20,549
Retained earnings (deficit)	(193,572)	14,926	144,261	14,865	(19,520)
Accumulated other comprehensive income	47,071	262	-	(14,865)	32,468
Non-controlling interests	-	(2,599)	20,840	-	18,241
Total shareholders’ equity	169,339	12,589	165,101	-	347,029
Total liabilities and shareholders’ equity	$1,957,355	$(2,976)	$-	$-	$1,954,379

Kingsway Financial Services Inc.	Page 50

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Balance Sheet to IFRS
June 30, 2010		Effect of transition to IFRS
(Unaudited)	GAAP	KLROC Trust Consolidation	Debt Fair Value Adjustment	CTA Reclassification and Other	IFRS
Assets
Cash and cash equivalents	$186,688	$6,382	$-	$-	$193,070
Investment in securities	406,593	(11,381)	-	-	395,212
Accrued investment income	3,398	(198)	-	-	3,200
Financed premiums	18,509	-	-	-	18,509
Accounts receivable	91,697	-	-	-	91,697
Funds held in escrow	20,936	-	-	-	20,936
Deferred policy acquisition costs	23,787	-	-	-	23,787
Income taxes recoverable	15,156	355	-	-	15,511
Deferred income taxes	8,707	-	-	-	8,707
Property and equipment	26,011	-	-	-	26,011
Goodwill and intangible assets	50,966	-	-	-	50,966
Other assets	6,225	(4,541)	-	-	1,684
Assets held for sale	2,646	-	-	-	2,646
	$861,319	$(9,383)	$-	$-	$851,936
Liabilities and Shareholders’ Equity
Liabilities
Loan payable	$52,319	$(52,319)	$-	$-	$-
Accounts payable and accrued expenses	58,311	61	-	-	58,372
Due from reinsurers and other insurers	916	-	-	-	916
Unearned premiums	104,629	-	-	-	104,629
Unpaid claims	323,177	-	-	-	323,177
LROC preferred units	-	36,161	1,965	-	38,126
Senior unsecured debentures	82,701	-	(8,781)	-	73,920
Subordinated indebtedness	87,432	-	(49,679)	-	37,753
	$709,485	$(16,097)	$(56,495)	$-	$636,893
Shareholders’ Equity
Share capital	$296,091	$-	$-	$-	$296,091
Contributed surplus	18,227	-	-	199	18,426
Retained earnings (deficit)	(187,972)	14,099	47,246	(9,596)	(136,223)
Accumulated other comprehensive income	25,488	(6,595)	-	9,397	28,290
Non-controlling interest	$-	$(790)	$9,249	$-	$8,459
Total shareholders’ equity	151,834	6,714	56,495	-	215,043
Total liabilities and shareholders’ equity	$861,319	$(9,383)	$-	$-	$851,936

Kingsway Financial Services Inc.	Page 51

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Balance Sheet to IFRS
December 31, 2010		Effect of transition to IFRS
(Unaudited)	GAAP	KLROC Trust Consolidation	Debt Fair Value Adjustment	CTA Reclassification and Other	IFRS
Assets
Cash and cash equivalents	$140,567	$-	$-	$-	$140,567
Investment in securities	146,684	-	-	-	146,684
Investment in associate	49,079	-	-	-	49,079
Accrued investment income	1,957	-	-	-	1,957
Financed premiums	13,572	-	-	-	13,572
Accounts receivable	46,394	-	-	-	46,394
Funds held in escrow	22,259	-	-	-	22,259
Due from reinsurers and other insurers	7,651	-	-	-	7,651
Deferred policy acquisition costs	13,952	-	-	-	13,952
Income taxes recoverable	17,991	-	-	-	17,991
Deferred income taxes	503	-	-	-	503
Property and equipment	12,469	-	-	-	12,469
Goodwill and intangible assets	43,959	-	-	-	43,959
Other assets	2,544	-	-	-	2,544
Assets held for sale	-	-	-	-	-
	$519,581	$-	$-	$-	$519,581
Liabilities and Shareholders’ Equity
Liabilities
Loan payable	$-	$-	$-	$-	$-
Accounts payable and accrued expenses	42,385	-	-	-	42,385
Unearned premiums	66,879	-	-	-	66,879
Unpaid claims	174,708	-	-	-	174,708
LROC preferred units	15,884	-	(2,808)	-	13,076
Senior unsecured debentures	37,469	-	(292)	-	37,177
Subordinated indebtedness	87,450	-	(46,970)	-	40,480
Liabilities held for sale	-	-	-	-	-
	$424,775	$-	$(50,070)	$-	$374,705
Shareholders’ Equity
Share capital	$296,139	$-	$-	$-	$296,139
Contributed surplus	15,440	-	-	454	15,894
Retained earnings (deficit)	(232,178)	-	49,362	(9,851)	(192,667)
Accumulated other comprehensive income	15,619	-	-	9,397	25,016
Non-controlling interest	$(214)	$-	$708	$-	$494
Total shareholders’ equity	94,806	-	50,070	-	144,876
Total liabilities and shareholders’ equity	$519,581	$-	$-	$-	$519,581

Kingsway Financial Services Inc.	Page 52

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Operations to IFRS
For the Three Months Ended June 30, 2010	Effect of transition to IFRS
(Unaudited)	GAAP	KLROC Trust Consolidation	Debt Fair Value Adjustment	CTA Reclassification and Other	IFRS
Gross premiums written	$50,207	$-	$-	$-	$50,207
Net premiums written	$47,630	$-	$-	$-	$47,630
Revenue:
Net premiums earned	$57,020	$-	$-	$-	$57,020
Commission income	1,854	-	-	-	1,854
Investment income	2,866	(212)	-	-	2,654
Net realized gain	205	(34)	-	-	171
Unrealized loss on fair value of debt	-	-	(13,233)	-	(13,233)
Miscellaneous income	9,082	-	-	-	9,082
	71,027	(246)	(13,233)	-	57,548
Expenses:
Claims incurred	$43,743	$-	$-	$-	$43,743
Commissions and premium taxes	8,011	-	-	-	8,011
General and administrative expenses	20,918	263	-	104	21,285
Restructuring costs	1,208	-	-	-	1,208
Interest expense	4,184	(504)	-	-	3,680
Amortization of intangibles	1,861	-	-	-	1,861
	79,925	(241)	-	104	79,788
Loss before unusual item and income taxes	(8,898)	(5)	(13,233)	(104)	(22,240)
Gain (loss) on buy-back of debt	1,454	-	(1,758)	-	(304)
Loss from continuing operations before income taxes	(7,444)	(5)	(14,991)	(104)	(22,544)
Income tax benefit	(301)	(22)	-	-	(323)
(Loss) income from continuing operations	(7,143)	17	(14,991)	(104)	(22,221)
Loss from discontinued operations, net of tax	(9,174)	-	-	-	(9,174)
Loss on disposal of discontinued operations, net of taxes	(2,179)	-	-	-	(2,179)
Net (loss) income	$(18,496)	$17	$(14,991)	$(104)	$(33,574)
Net (loss) income attributable to:
Shareholders of Kingsway	(18,496)	3	(29,115)	(104)	(47,712)
Non-controlling interests	-	14	14,124	-	14,138
Total	$(18,496)	$17	$(14,991)	$(104)	$(33,574)

Kingsway Financial Services Inc.	Page 53

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Operations to IFRS
For the Six Months Ended June 30, 2010	Effect of transition to IFRS
(Unaudited)	GAAP	KLROC Trust Consolidation	Debt Fair Value Adjustment	CTA Reclassification and Other	IFRS
Gross premiums written	$115,011	$-	$-	$-	$115,011
Net premiums written	$110,010	$-	$-	$-	$110,010
Revenue:
Net premiums earned	$118,101	$-	$-	$-	$118,101
Commission income	4,298	-	-	-	4,298
Investment income (loss)	5,843	(436)	-	-	5,407
Net realized gain (loss)	506	(34)	-	-	472
Unrealized loss on fair value of debt	-	-	(81,657)	-	(81,657)
Miscellaneous income	6,614	-	-	-	6,614
	135,362	(470)	(81,657)	-	53,235
Expenses:
Claims incurred	$96,950	$-	$-	$-	$96,950
Commissions and premium taxes	20,891	-	-	-	20,891
General and administrative expenses	41,542	348	-	199	42,089
Restructuring costs	4,898	-	-	-	4,898
Interest expense	9,692	(1,037)	-	-	8,655
Amortization of intangibles	3,371	-	-	-	3,371
	177,344	(689)	-	199	176,854
(Loss) income before unusual item and income taxes	(41,982)	219	(81,657)	(199)	(123,619)
Gain (loss) on buy-back of debt	16,557	36	(13,573)	-	3,020
(Loss) income from continuing operations, before income taxes	(25,425)	255	(95,230)	(199)	(120,599)
Income tax benefit	(2,958)	(54)	-	-	(3,012)
(Loss) income from continuing operations	(22,467)	309	(95,230)	(199)	(117,587)
Loss from discontinued operations, net of tax	(2,287)	-	-	-	(2,287)
Income (loss) on disposal of discontinued operations, net of taxes	30,354	-	-	(24,261)	6,093
Net income (loss)	$5,600	$309	$(95,230)	$(24,460)	$(113,781)
Net income (loss) attributable to:
Shareholders of Kingsway	5,600	97	(97,940)	(24,460)	(116,703)
Non-controlling interests	-	212	2,710	-	2,922
Total	$5,600	$309	$(95,230)	$(24,460)	$(113,781)

Kingsway Financial Services Inc.	Page 54

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Operations to IFRS
For the Year Ended December 31, 2010		Effect of transition to IFRS
(Unaudited)	GAAP	KLROC Trust Consolidation	Debt Fair Value Adjustment	CTA Reclassification and Other	IFRS
Gross premiums written	$211,579	$-	$-	$-	$211,579
Net premiums written	$203,723	$-	$-	$-	$203,723
Revenue:
Net premiums earned	$220,013	$-	$-	$-	$220,013
Commission income	11,780	-	-	-	11,780
Investment income (loss)	12,821	(4,850)	-	-	7,971
Net realized gain	9,243	-	-	-	9,243
Unrealized loss on fair value of debt	-	-	(93,450)	-	(93,450)
Miscellaneous income	3,531	-	-	-	3,531
	257,388	(4,850)	(93,450)	-	159,088
Expenses:
Claims incurred	$214,681	$-	$-	$-	$214,681
Commissions and premium taxes	36,689	-	-	-	36,689
General and administrative expenses	83,990	370	-	454	84,814
Restructuring costs	4,803	-	-	-	4,803
Interest expense	14,825	(2,886)	-	-	11,939
Amortization of intangibles	6,621	-	-	-	6,621
	361,609	(2,516)	-	454	359,547
Loss before unusual item and income taxes	(104,221)	(2,334)	(93,450)	(454)	(200,459)
Gain (loss) on buy-back of debt	19,157	7,208	(26,505)	-	(140)
Gain on consolidation of debt	17,821	(17,821)	-	-	-
Loss from continuing operations before income taxes	(67,243)	(12,947)	(119,955)	(454)	(200,599)
Income tax benefit	(6,118)	(58)	-	-	(6,176)
Loss from continuing operations	(61,125)	(12,889)	(119,955)	(454)	(194,423)
Loss from discontinued operations, net of tax	(7,508)	-	-	-	(7,508)
Income (loss) on disposal of discontinued operations, net of tax	30,390	-	-	(24,262)	6,128
Net loss	$(38,243)	$(12,889)	$(119,955)	$(24,716)	$(195,803)
Net loss attributable to:
Shareholders of Kingsway	(38,243)	2,969	(113,157)	(24,716)	(173,147)
Non-controlling interests	-	(15,858)	(6,798)	-	(22,656)
Total	$(38,243)	$(12,889)	$(119,955)	$(24,716)	$(195,803)

Kingsway Financial Services Inc.	Page 55

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Changes in Shareholders’ Equity to IFRS
For the Six Months Ended June 30, 2010	Effect of transition to IFRS
(Unaudited)	Shares	Amount	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balance under Canadian GAAP attributable to:
Kingsway shareholders	52,095,828	$296,091	$18,227	$(187,972)	$25,488	$151,834
Non-controlling interest	-	-	-	-	-	-
Total	52,095,828	296,091	18,227	(187,972)	25,488	151,834
KLROC Trust consolidation attributable to:
Kingsway shareholders	-	-	-	14,099	(6,595)	7,504
Non-controlling interest	-	-	-	(2,636)	1,846	(790)
Total	-	-	-	11,463	(4,749)	6,714
Debt fair value adjustment attributable to:
Kingsway shareholders	-	-	-	47,246	-	47,246
Non-controlling interest	-	-	-	9,249	-	9,249
Total	-	-	-	56,495	-	56,495
Reclassification of currency translation adjustment and other attributable to:
Kingsway shareholders	-	-	199	(9,596)	9,397	-
Non-controlling interest	-	-	-	-	-	-
Total	-	-	199	(9,596)	9,397	-
Balance under IFRS attributable to:
Kingsway shareholders	52,095,828	296,091	18,426	(136,223)	28,290	206,584
Non-controlling interest	-	-	-	6,613	1,846	8,459
Total shareholders’ equity at end of period	52,095,828	$296,091	$18,426	$(129,610)	$30,136	$215,043

Kingsway Financial Services Inc.	Page 56

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Changes in Shareholders’ Equity to IFRS
For the Year Ended December 31, 2010	Effect of transition to IFRS
(Unaudited)	Shares	Amount	Contributed Surplus	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total
Balance under Canadian GAAP attributable to:
Kingsway shareholders	52,095,828	$296,139	$15,440	$(232,178)	$15,619	$95,020
Non-controlling interest	-	-	-	363	(577)	(214)
Total	52,095,828	296,139	15,440	(231,815)	15,042	94,806
KLROC Trust consolidation attributable to:
Kingsway shareholders	-	-	-	-	-	-
Non-controlling interest	-	-	-	-	-	-
Total	-	-	-	-	-	-
Debt fair value adjustment attributable to:
Kingsway shareholders	-	-	-	49,362	-	49,362
Non-controlling interest	-	-	-	708	-	708
Total	-	-	-	50,070	-	50,070
Reclassification of currency translation adjustment and other attributable to:
Kingsway shareholders	-	-	454	(9,851)	9,397	-
Non-controlling interest	-	-	-	-	-	-
Total	-	-	454	(9,851)	9,397	-
Balance under IFRS attributable to:
Kingsway shareholders	52,095,828	296,139	15,894	(192,667)	25,016	144,382
Non-controlling interest	-	-	-	1,071	(577)	494
Total shareholders’ equity at end of year	52,095,828	$296,139	$15,894	$(191,596)	$24,439	$144,876

Kingsway Financial Services Inc.	Page 57

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Comprehensive Loss to IFRS
For the Three Months Ended June 30, 2010
(Unaudited)	Net Income (loss)	Other Comprehensive Income (loss)	Comprehensive Income (loss)
Balance under Canadian GAAP attributable to:
Kingsway shareholders	$(18,496)	$1,577	$(16,919)
Non-controlling interest	-	-	-
Total	(18,496)	1,577	(16,919)
KLROC Trust consolidation attributable to:
Kingsway shareholders	3	(1,873)	(1,870)
Non-controlling interest	14	2,323	2,337
Total	17	450	467
Debt fair value adjustment attributable to:
Kingsway shareholders	(29,115)	-	(29,115)
Non-controlling interest	14,124	-	14,124
Total	(14,991)	-	(14,991)
Reclassification of currency translation adjustment and other attributable to:
Kingsway shareholders	(104)	2	(102)
Non-controlling interest	-	(21,239)	(21,239)
Total	(104)	(21,237)	(21,341)
Balance under IFRS attributable to:
Kingsway shareholders	(47,712)	(294)	(48,006)
Non-controlling interest	14,138	(18,916)	(4,778)
Total	$(33,574)	$(19,210)	$(52,784)

Kingsway Financial Services Inc.	Page 58

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Comprehensive Loss to IFRS
For the Six Months Ended June 30, 2010
(Unaudited)	Net Income (loss)	Other Comprehensive Income (loss)	Comprehensive Income (loss)
Balance under Canadian GAAP attributable to:
Kingsway shareholders	$5,600	$(21,585)	$(15,985)
Non-controlling interest	-	-	-
Total	5,600	(21,585)	(15,985)
KLROC Trust consolidation attributable to:
Kingsway shareholders	97	(6,595)	(6,498)
Non-controlling interest	212	1,846	2,058
Total	309	(4,749)	(4,440)
Debt fair value adjustment attributable to:
Kingsway shareholders	(97,940)	-	(97,940)
Non-controlling interest	2,710	-	2,710
Total	(95,230)	-	(95,230)
Reclassification of currency translation adjustment and other attributable to:
Kingsway shareholders	(24,460)	24,002	(458)
Non-controlling interest	-	(14,550)	(14,550)
Total	(24,460)	9,452	(15,008)
Balance under IFRS attributable to:
Kingsway shareholders	(116,703)	(4,178)	(120,881)
Non-controlling interest	2,922	(12,704)	(9,782)
Total	$(113,781)	$(16,882)	$(130,663)

Kingsway Financial Services Inc.	Page 59

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Comprehensive Loss to IFRS
For the Year Ended December 31, 2010
(Unaudited)	Net Income (loss)	Other Comprehensive Income (loss)	Comprehensive Income (loss)
Balance under Canadian GAAP attributable to:
Kingsway shareholders	$(38,243)	$(31,204)	$(69,447)
Non-controlling interest	-	(825)	(825)
Total	(38,243)	(32,029)	(70,272)
KLROC Trust consolidation attributable to:
Kingsway shareholders	2,969	-	2,969
Non-controlling interest	(15,858)	-	(15,858)
Total	(12,889)	-	(12,889)
Debt fair value adjustment attributable to:
Kingsway shareholders	(113,157)	-	(113,157)
Non-controlling interest	(6,798)	-	(6,798)
Total	(119,955)	-	(119,955)
Reclassification of currency translation adjustment and other attributable to:
Kingsway shareholders	(24,716)	23,752	(964)
Non-controlling interest	-	5,734	5,734
Total	(24,716)	29,486	4,770
Balance under IFRS attributable to:
Kingsway shareholders	(173,147)	(7,452)	(180,599)
Non-controlling interest	(22,656)	4,909	(17,747)
Total	$(195,803)	$(2,543)	$(198,346)

Kingsway Financial Services Inc.	Page 60

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Cash Flows to IFRS
For the Six Months Ended June 30, 2010		Effect of transition to IFRS
(Unaudited)	GAAP	KLROC Trust Consolidation	Debt Fair Value Adjustment	CTA Reclassification and Other	IFRS
Cash provided by (used in):
Operating activities:
Net income (loss)	$5,600	$309	$(95,230)	$(24,460)	$(113,781)
Items not affecting cash:
Loss (income) from discontinued operations	(28,067)	-	-	24,261	(3,806)
Amortization of intangibles	3,371	-	-	-	3,371
Amortization of property and equipment	1,202	-	-	-	1,202
Deferred and current income benefit	(2,958)	(54)	-	-	(3,012)
Net realized gains	(506)	34	-	-	(472)
Amortization of bond premium and discount	3,154	-	-	-	3,154
Net change in other non-cash balances	(74,870)	13,884	(27,279)	-	(88,265)
	(93,074)	14,173	(122,509)	(199)	(201,609)
Financing activities:
Share capital	800	-	-	-	800
Contributed surplus	(2,322)	-	-	199	(2,123)
Subordinated indebtedness and loans payable	(13,886)	-	27,673	-	13,787
LROC preferred units	-	(14,627)	30,365	-	15,738
Senior unsecured debentures	(94,063)	-	64,471	-	(29,592)
	(109,471)	(14,627)	122,509	199	(1,390)
Investing activities:
Purchase of securities	(34,819)	-	-	-	(34,819)
Proceeds from sale of securities	142,486	-	-	-	142,486
Financed premiums receivable, net	(3,272)	-	-	-	(3,272)
Acquisitions, net of cash acquired	(13,752)	-	-	-	(13,752)
Net proceeds from sale of discontinued operations	253,533	-	-	-	253,533
Net property and equipment and intangible assets	(13,669)	-	-	-	(13,669)
	330,507	-	-	-	330,507

Net change in cash and cash equivalents	127,962	(454)	-	-	127,508
Cash and cash equivalents at beginning of period	58,726	6,836	-	-	65,562
Cash and cash equivalents at end of period	$186,688	$6,382	$-	$-	$193,070

Kingsway Financial Services Inc.	Page 61

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Reconciliation of Canadian GAAP Consolidated Statement of Cash Flows to IFRS
For the Year Ended December 31, 2010		Effect of transition to IFRS
(Unaudited)	GAAP	KLROC Trust Consolidation	Debt Fair Value Adjustment	CTA Reclassification and Other	IFRS
Cash provided by (used in):
Operating activities:
Net loss	$(38,243)	$(12,889)	$(119,955)	$(24,716)	$(195,803)
Items not affecting cash:
Loss (income) from discontinued operations	(22,882)	-	-	24,262	1,380
Amortization of intangibles	6,621	-	-	-	6,621
Amortization of property and equipment	1,928	-	-	-	1,928
Deferred and current income benefit	(6,118)	(58)	-	-	(6,176)
Net realized gains	(9,243)	-	-	-	(9,243)
Amortization of bond premium and discount	1,625	-	-	-	1,625
Net change in other non-cash balances	(17,195)	(9,323)	4,924	454	(21,140)
	(83,507)	(22,270)	(115,031)	-	(220,808)
Financing activities:
Share capital	848	-	-	-	848
Subordinated indebtedness and loans payable	(66,187)	-	82,701	-	16,514
LROC preferred units	15,884	15,434	(40,630)	-	(9,312)
Senior unsecured debentures	(139,295)	-	72,960	-	(66,335)
	(188,750)	15,434	115,031	-	(58,285)
Investing activities
Purchase of securities	(113,851)	-	-	-	(113,851)
Proceeds from sale of securities	218,636	-	-	-	218,636
Purchase of investment in associate	(49,079)	-	-	-	(49,079)
Financed premiums receivable, net	1,665	-	-	-	1,665
Acquisition, net of cash acquired	(13,752)	-	-	-	(13,752)
Net proceeds from sale of discontinued operations	307,575	-	-	-	307,575
Net property and equipment and intangible assets	2,904	-	-	-	2,904
	354,098	-	-	-	354,098

Net change in cash and cash equivalents	81,841	(6,836)	-	-	75,005
Cash and cash equivalents at beginning of period	58,726	6,836	-	-	65,562
Cash and cash equivalents at end of period	$140,567	$-	$-	$-	$140,567

Kingsway Financial Services Inc.	Page 62

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Notes to Reconciliations:

(a)	Consolidation of KLROC Trust:

In May 2005, KLROC Trust, an investment company, was established under the laws of the Province of Ontario. KLROC Trust is governed by a Declaration of Trust dated May 12, 2005, amended July 14, 2005. In addition, KL LP, KN Trust, ROC GP and its wholly owned subsidiary, ROC LLC were also formed at that date. The Company was a promoter of these entities. These entities were formed in order to provide investors with exposure to a note payable by KAI, a subsidiary of the Company, and to provide KAI with financing.

On July 14, 2005, KLROC Trust commenced operations and completed a public offering of 3,120,000 of the 5% Kingsway Linked Return of Capital Preferred Units (“LROC Units”) due June 15, 2015 at C$25 per unit raising gross proceeds of C$78 million. The net proceeds of C$74.1 million, after issuance costs, were used to subscribe to and purchase all of the issued and outstanding limited partnership units of KL LP. KL LP used these proceeds for the payment of its obligations under a Forward Purchase Agreement (“FPA”) with the Bank of Nova Scotia (the “Counterparty”). Under the terms of the FPA, the Counterparty will deliver on the maturity date of the LROC units, a basket of Canadian public company securities having a value related to the maturity value of the LROC units. KL LP will use the proceeds from the sale of these securities to redeem the LROC units on the maturity date.

The Counterparty used the proceeds to subscribe to all of issued and outstanding units of KN Trust, which used the proceeds to purchase a C$74.1 million, 7.12% note payable issued by ROC GP, a subsidiary of the Company. ROC GP, together with partnership capital of C$8.3 million, subscribed to all of the class A and class B common shares of ROC LLC totaling US$66.2 million.

ROC LLC used its capital to purchase a 7.37% note payable in the amount of US$66.2 million issued by KAI.  The note matures on July 14, 2015.

Prior to July 23, 2010, these entities were considered VIE’s under Canadian GAAP as the Company was not considered to be the primary beneficiary. The financial statements of these entities were not consolidated and the Company accounted for its investment in ROC GP using the equity method. In 2009 through June 2010, KFS Capital LLC (“KFS”), a subsidiary of the Company purchased 833,715 or 26.7% of the LROC units. In July 2010, KFS purchased an additional 1,500,000 LROC units and beneficially owns and controls 2,333,715 units or 74.8% of the issued and outstanding LROC units as of July 23, 2010. As a result of these purchases, the Company has the controlling interest in KLROC Trust and determined that the consolidated financial statements of the KLROC Trust, which financial statements include the accounts of the other aforementioned entities, should be consolidated with the financial statements of the Company beginning July 23, 2010 in accordance with Canadian GAAP.

IFRS does not recognize the VIE concept. Under IFRS, these entities are considered to be special purpose entities (“SPE”). SPE’s are created to accomplish narrow and well-defined objectives and may take a variety of legal forms and arrangements that impose strict limits of their operations. They often operate on under trust agreements and are required to be consolidated where a company, directly or indirectly, has the power to govern the financial and operating policies so as to obtain the benefits from their activities. The Company has determined that the KLROC and KN Trusts are governed by trust agreements and that the SPE’s were established for the benefit of the Company; therefore, the financial statements are being consolidated beginning with the Company’s opening IFRS balance sheet as of January 1, 2010.

(b)	Designation of previously recognized financial instruments:

As at January 1, 2010 the Company has elected, under IFRS 1 to designate its senior unsecured debentures with a carrying value of $176.8 million and its subordinated indebtedness with a carrying value of $87.4 million measured at amortized cost using the effective interest rate method under Canadian GAAP at December 31, 2010 and the 5% LROC units due June 15, 2015, arising in the consolidation of KLROC Trust, as described in (a) above, as financial instruments measured at fair value through income (“FVTI”). The FVTI election will reduce an accounting mismatch since the majority of the fixed income securities portfolio, which share interest rate risk with interest bearing debt liabilities, is classified as available-for-sale and measured at fair value. In addition the Company manages its debt on the basis of fair value. Accordingly, a previously unrecognized gain of $165.1 million has been recognized in retained deficit in the opening IFRS balance sheet.

(c)	Cumulative translation differences:

IAS 21 requires an entity to determine the translation differences in accordance with IFRS from the date on which a subsidiary was formed or acquired. IFRS 1 allows cumulative translation differences for all foreign operations to be deemed zero at the date of transition to IFRS, with future gains or losses on subsequent disposal of any foreign operations to exclude translation differences arising from periods prior to the date of transition to IFRS. The Company has elected to deem all cumulative translation differences to be zero on the transition date. Accordingly, the cumulative translation balance of $14.9 million has been reclassified from other comprehensive income to retained deficit in the opening IFRS balance sheet. The transition date will be the reference point for future foreign entity disposals.

Kingsway Financial Services Inc.	Page 63

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 17    Supplemental Condensed Consolidating Financial Information

On July 10, 2007, the Kingsway 2007 General Partnership issued C$100.0 million of 6% senior unsecured debentures unconditionally guaranteed by the Company (“KFSI”) and Kingsway America Inc. (“KAI”), a wholly-owned subsidiary of the Company. The following is the condensed consolidating financial information for the Company as of June 30, 2010 and December 31, 2010, and for the periods ended June 30, 2011 and 2010, with a separate column for each Guarantor, the issuer and the other businesses of the Company combined (“Non-Guarantor subsidiaries”).

Kingsway Financial Services Inc.	Page 64

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statements of Operations
For the Six Months Ended June 30, 2011	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Revenue:
Net premiums earned	$-	$-	$-	$88,211	$-	$88,211
Commission income	-	-	-	12,317	-	12,317
Investment- related and miscellaneous (loss) income	(298)	1,006	(421)	(87)	-	200
Unrealized gain (loss) on fair value of debt	-	8,182	(747)	1,197	-	8,632
Share of loss of associate	-	(668)	-	-	-	(668)
Management fees	-	365	-	-	(365)	-
	(298)	8,885	(1,168)	101,638	(365)	108,692
Expenses:
Claims incurred	-	-	-	76,020	-	76,020
Commissions and premium taxes	-	-	-	14,279	-	14,279
Other expenses	2,274	6,412	125	28,889	(365)	37,335
Interest expense	-	7,081	218	(3,563)	-	3,736
	2,274	13,493	343	115,625	(365)	131,370
Loss before unusual item and income taxes	(2,572)	(4,608)	(1,511)	(13,987)	-	(22,678)
Gain on buy-back of debt	-	-	533	-	-	533
Loss from continuing operations before income taxes	(2,572)	(4,608)	(978)	(13,987)	-	(22,145)
Income tax (benefit) expense	(561)	-	(78)	498	-	(141)
Equity in undistributed net (loss) income of subsidiaries	(21,743)	(17,683)	-	-	39,426	-
(Loss) income from continuing operations	(23,754)	(22,291)	(900)	(14,485)	39,426	(22,004)
Loss on disposal of discontinued operations, net of taxes	(1,293)	-	-	-	-	(1,293)
Net (Loss) Income	$(25,047)	$(22,291)	$(900)	$(14,485)	$39,426	$(23,297)

Kingsway Financial Services Inc.	Page 65

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statements of Operations
For the Six Months Ended June 30, 2010	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Revenue:
Net premiums earned	$-	$-	$-	$118,101	$-	$118,101
Commission income	-	-	-	4,298	-	4,298
Investment-related and miscellaneous income	5,642	5,064	449	1,338	-	12,493
Unrealized loss on fair value of debt	-	(38,667)	(27,208)	(15,782)	-	(81,657)
Management fees	3	1,350	-	-	(1,353)	-
	5,645	(32,253)	(26,759)	107,955	(1,353)	53,235
Expenses:
Claims incurred	-	-	-	96,950	-	96,950
Commissions and premium taxes	-	-	-	20,891	-	20,891
Other expenses	10,403	8,878	133	32,297	(1,353)	50,358
Interest expense	-	10,713	1,857	(3,915)	-	8,655
	10,403	19,591	1,990	146,223	(1,353)	176,854
Loss before unusual items and income taxes	(4,758)	(51,844)	(28,749)	(38,268)	-	(123,619)
Gain on buy-back of debt	-	583	2,437	-	-	3,020
Loss from continuing operations before income taxes	(4,758)	(51,261)	(26,312)	(38,268)	-	(120,599)
Income tax (benefit) expense	(2,091)	-	1,571	(2,492)	-	(3,012)
Equity in undistributed net (loss) income of subsidiaries	(30,443)	(71,306)	-	-	101,749	-
(Loss) income from continuing operations	(33,110)	(122,567)	(27,883)	(35,776)	101,749	(117,587)
(Loss) income from discontinued operations, net of taxes	8,171	(10,458)	-	-	-	(2,287)
Income on disposal of discontinued operations, net of taxes	6,093	-	-	-	-	6,093
Net (Loss) income	$(18,846)	$(133,025)	$(27,883)	$(35,776)	$101,749	$(113,781)

Kingsway Financial Services Inc.	Page 66

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Balance Sheets
As at June 30, 2011	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets:
Investments in subsidiaries	$81,809	$170,774	$-	$-	$(252,583)	$-
Cash and cash equivalents	26,869	479	1,359	72,998	-	101,705
Investment in securities	-	-	-	196,672	(53,785)	142,887
Investment in associate	-	48,356	-	-	-	48,356
Goodwill and intangible assets	-	10,340	-	33,044	-	43,384
Other assets	18,526	246,776	21,174	558,686	(752,420)	92,742
	$127,204	$476,725	$22,533	$861,400	$(1,058,788)	$429,074
Liabilities and Shareholders’ Equity
Liabilities:
Loan payable	$-	$90,160	$-	$87,008	$(174,750)	$2,418
Accounts payable and accrued expenses	1,442	8,953	48	41,315	(13,425)	38,333
Unearned premiums	-	-	-	48,451	-	48,451
Unpaid claims	-	-	-	143,096	-	143,096
LROC preferred units	-	-	-	12,579	-	12,579
Senior unsecured debentures	-	42,910	1,894	-	(16,888)	27,916
Subordinated indebtedness	-	30,519	-	-	-	30,519
	1,442	172,542	1,942	332,449	(205,063)	303,312
Shareholders’ equity:
Share capital	296,489	765,058	17,093	537,817	(1,319,968)	296,489
Contributed surplus	15,693	-	-	-	-	15,693
Retained (deficit) earnings	(213,241)	(460,187)	2,608	(8,720)	466,299	(213,241)
Accumulated other comprehensive income (loss)	28,796	(688)	890	(146)	(56)	28,796
Shareholders’ equity attributable to shareholders of Kingsway	127,737	304,183	20,591	528,951	(853,725)	127,737
Non-controlling interest	(1,975)	-	-	-	-	(1,975)
Total Shareholders’ Equity	125,762	304,183	20,591	528,951	(853,725)	125,762
Total Liabilities and Shareholders’ Equity	$127,204	$476,725	$22,533	$861,400	$(1,058,788)	$429,074

Kingsway Financial Services Inc.	Page 67

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Balance Sheets
As at December 31, 2010	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Assets:				-
Investments in subsidiaries	$76,072	$215,501	$-	$(1,211,647)	$920,074	$-
Cash and cash equivalents	30,169	9,388	798	100,212	-	140,567
Investment in securities	-	-	-	201,907	(55,223)	146,684
Investment in associate	-	49,079	-	-	-	49,079
Goodwill and intangible assets	-	-	-	43,959	-	43,959
Other assets	42,149	238,999	32,418	(598,960)	424,686	139,292
	$148,390	$512,967	$33,216	$(1,464,529)	$1,289,537	$519,581
Liabilities and Shareholders’ Equity
Liabilities:
Loan payable	$-	$100,661	$-	$(100,661)	$-	$-
Accounts payable and accrued expenses	3,514	8,733	551	45,673	(16,086)	42,385
Unearned premiums	-	-	-	66,879	-	66,879
Unpaid claims	-	-	-	174,708	-	174,708
LROC preferred units	-	-	-	13,076	-	13,076
Senior unsecured debentures	-	41,131	12,233	1	(16,188)	37,177
Subordinated indebtedness	-	40,480	-	-	-	40,480
	3,514	191,005	12,784	199,676	(32,274)	374,705
Shareholders’ equity:
Share capital	296,139	743,243	14,867	1,438,070	(2,196,180)	296,139
Contributed surplus	15,894	-	-	-	-	15,894
Retained (deficit) earnings	(192,667)	(421,281)	9,021	(3,122,797)	3,535,057	(192,667)
Accumulated other comprehensive income (loss)	25,016	-	(3,456)	20,522	(17,066)	25,016
Shareholders’ equity attributable to shareholders of Kingsway	144,382	321,962	20,432	(1,664,205)	1,321,811	144,382
Non-controlling interests	494	-	-	-	-	494
Total Shareholders’ Equity	144,876	321,962	20,432	(1,664,205)	1,321,811	144,876
Total Liabilities and Shareholders’ Equity	$148,390	$512,967	$33,216	$(1,464,529)	$1,289,537	$519,581

Kingsway Financial Services Inc.	Page 68

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the Six Months Ended June 30, 2011	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net Income (loss)	$(25,047)	$(22,291)	$(900)	$(14,485)	$39,426	$(23,297)
Loss (income) from discontinued operations	1,293	-	-	-	-	1,293
Equity in undistributed earnings in subsidiaries	21,743	17,683	-	-	(39,426)	-
Other	(1,438)	(1,619)	10,803	(31,063)	13,012	(10,305)
	$(3,449)	$(6,227)	$9,903	$(45,548)	$13,012	$(32,309)
Financing Activities:
Increase (decrease) in share capital, net	350	21,815	-	-	(21,815)	350
Contributed surplus	(201)	-	-	-	-	(201)
Increase (decrease) subordinate indebtedness and loans payable	-	(20,462)	(9,342)	2,418	19,843	(7,543)
Increase in LROC preferred units	-	-	-	(497)	-	(497)
Decrease in senior unsecured debentures	-	1,779	-	-	(11,040)	(9,261)
	149	3,132	(9,342)	1,921	(13,012)	(17,152)
Investing Activities:
Purchase of securities	-	-	-	(58,749)	-	(58,749)
Proceeds from sale of securities	-	-	-	62,934	-	62,934
Other	-	(5,814)	-	12,228	-	6,414
	-	(5,814)	-	16,413	-	10,599
Net Change in cash and cash equivalents	(3,300)	(8,909)	561	(27,214)	-	(38,862)
Cash and cash equivalents, beginning of period	30,169	9,388	798	100,212	-	140,567
Cash and cash equivalents, end of period	$26,869	$479	$1,359	$72,998	$-	$101,705

Kingsway Financial Services Inc.	Page 69

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

Condensed Consolidating Statement of Cash Flows
For the Six Months Ended June 30, 2010	KFSI	KAI	K2007GP	Other Subsidiaries	Consolidation adjustments	Total
	(a “Guarantor”)	(an “Issuer” and a “Guarantor”)	(an “Issuer”)	(the “Non-Guarantor subsidiaries”)
Cash provided by (used in):
Operating activities:
Net (loss) income	$(18,846)	$(133,025)	$(27,883)	$(35,776)	$101,749	$(113,781)
Loss (income) from discontinued operations	(14,264)	10,458	-	-	-	(3,806)
Equity in undistributed earnings in subsidiaries	30,443	71,306	-	-	(101,749)	-
Other	(330,320)	(1,026)	39,487	3,809	204,028	(84,022)
	$(332,987)	$(52,287)	$11,607	$(31,967)	$204,028	$(201,609)
Financing Activities:
Increase (decrease) in share capital, net	800	102,961	-	-	(102,961)	800
Contributed surplus	(2,123)	-	-	-	-	(2,123)
(Decrease) increase subordinated indebtedness and loans payable	-	(76,424)	(11,441)	-	101,652	13,787
Increase in LROC preferred units	-	-	-	15,738	-	15,738
Decrease in senior unsecured debentures	-	(20,580)	-	-	(9,012)	(29,592)
	(1,323)	5,957	(11,441)	15,738	(10,321)	(1,390)
Investing Activities:
Purchase of securities	-	-	-	(34,819)	-	(34,819)
Proceeds from sale of securities	-	-	-	142,486	-	142,486
Proceeds from sale of discontinued operations	253,533	-	-	-	-	253,533
Acquisitions	193,707	(20,052)	-	6,300	(193,707)	(13,752)
Other	24	58,347	-	(75,312)	-	(16,941)
	447,264	38,295	-	38,655	(193,707)	330,507
Net change in cash and cash equivalents	112,954	(8,035)	163	22,426	-	127,508
Cash and cash equivalents, beginning of period	12,467	12,545	1,377	39,173	-	65,562
Cash and cash equivalents, end of period	$125,421	$4,510	$1,540	$61,599	$-	$193,070

Kingsway Financial Services Inc.	Page 70

Kingsway Financial Services Inc.
Notes to Interim Consolidated Financial Statements (unaudited)
For the three months and six months ended June 30, 2011 and 2010
(Dollar amounts in thousands of U.S. dollars, except for per share amounts)

NOTE 18    Subsequent Events

On August 2, 2011, the Company received notification from the NYSE of the Company’s non-compliance with a NYSE listing criterion requiring an average closing price of a security not be lower than $1.00 per share over a consecutive 30 trading-day period.  Kingsway has notified the NYSE of its intention to address this non-compliance.  The Company’s common stock continues to be listed on the NYSE and trades as usual; however, the consolidated tape now includes a “.BC” indicator, which will be removed at such time as the Company is deemed compliant with the NYSE’s continued listing standards.

Kingsway Financial Services Inc.	Page 71